INTERIM REPORT

For the six months ended
June 30, 2014

CONSOLIDATED BALANCE SHEETS
as at June 30, 2014 and December 31, 2013
(unaudited - US$ millions)

	Notes	June 30, 2014	December 31, 2013
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $122.3; December 31, 2013 – $124.4)	5, 19	1,143.5	1,296.7
Insurance contract receivables		2,332.1	2,017.0
		3,475.6	3,313.7

Portfolio investments
Subsidiary cash and short term investments	5, 19	6,842.9	7,445.7
Bonds (cost $9,293.4; December 31, 2013 – $9,190.0)	5	10,482.8	9,550.5
Preferred stocks (cost $535.9; December 31, 2013 – $565.1)	5	547.1	541.8
Common stocks (cost $4,039.6; December 31, 2013 – $3,305.5)	5	4,765.3	3,835.7
Investments in associates (fair value $2,285.3; December 31, 2013 – $1,815.0)	5, 6	1,849.4	1,432.5
Derivatives and other invested assets (cost $740.2; December 31, 2013 – $667.8)	5, 7	183.9	224.2
Assets pledged for short sale and derivative obligations (cost $726.3; December 31, 2013 – $829.3)	5, 7	790.2	802.9
		25,461.6	23,833.3

Deferred premium acquisition costs		512.2	462.4
Recoverable from reinsurers (including recoverables on paid losses – $376.9; December 31, 2013 – $353.3)	9	4,936.8	4,974.7
Deferred income taxes		581.4	1,015.0
Goodwill and intangible assets		1,392.5	1,311.8
Other assets		1,121.7	1,047.9
		37,481.8	35,958.8

Liabilities
Subsidiary indebtedness	10	63.9	25.8
Accounts payable and accrued liabilities		2,100.9	1,800.4
Income taxes payable		91.7	80.1
Short sale and derivative obligations (including at the holding company – $41.1; December 31, 2013 – $55.1)	5, 7	319.6	268.4
Funds withheld payable to reinsurers		460.0	461.2
		3,036.1	2,635.9

Insurance contract liabilities	8	21,915.7	21,893.7
Long term debt	10	3,045.7	2,968.7
		24,961.4	24,862.4

Equity	11
Common shareholders’ equity		8,194.1	7,186.7
Preferred stock		1,166.4	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax		9,360.5	8,353.1
Non-controlling interests		123.8	107.4
Total equity		9,484.3	8,460.5
		37,481.8	35,958.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2014 and 2013
(unaudited - US$ millions except per share amounts)

		Second quarter		First six months
	Notes	2014	2013	2014	2013
Revenue
Gross premiums written	17	1,936.2	1,705.6	3,836.9	3,597.4
Net premiums written	17	1,645.4	1,430.1	3,257.8	3,035.8

Gross premiums earned		1,826.2	1,727.1	3,541.1	3,488.3
Premiums ceded to reinsurers		(294.0)	(281.6)	(571.2)	(580.0)
Net premiums earned	17	1,532.2	1,445.5	2,969.9	2,908.3
Interest and dividends		120.1	112.1	210.6	211.6
Share of profit of associates		0.8	27.4	43.4	46.1
Net gains (losses) on investments	5	409.0	(415.7)	1,415.1	(406.3)
Other revenue		345.4	186.5	651.0	380.7
		2,407.5	1,355.8	5,290.0	3,140.4
Expenses
Losses on claims, gross	8	1,126.1	1,156.1	2,219.3	2,329.2
Losses on claims ceded to reinsurers		(161.9)	(245.6)	(378.9)	(515.2)
Losses on claims, net	18	964.2	910.5	1,840.4	1,814.0
Operating expenses	18	301.7	287.3	601.8	571.7
Commissions, net	9	239.7	234.8	479.5	475.0
Interest expense		51.0	53.2	100.8	106.5
Other expenses	18	327.7	177.2	625.0	368.3
		1,884.3	1,663.0	3,647.5	3,335.5
Earnings (loss) before income taxes		523.2	(307.2)	1,642.5	(195.1)
Provision for (recovery of) income taxes	13	156.8	(150.3)	491.1	(201.5)
Net earnings (loss)		366.4	(156.9)	1,151.4	6.4

Attributable to:
Shareholders of Fairfax		363.7	(157.8)	1,148.3	3.8
Non-controlling interests		2.7	0.9	3.1	2.6
		366.4	(156.9)	1,151.4	6.4

Net earnings (loss) per share	12	$16.47	$(8.55)	$52.82	$(1.32)
Net earnings (loss) per diluted share	12	$16.15	$(8.55)	$51.84	$(1.32)
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	21,186	20,234	21,189	20,239

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2014 and 2013
(unaudited – US$ millions)

		Second quarter		First six months
	Notes	2014	2013	2014	2013

Net earnings (loss)		366.4	(156.9)	1,151.4	6.4

Other comprehensive income (loss), net of income taxes	11

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations		89.0	(105.3)	46.4	(175.8)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries		(50.0)	55.5	3.6	86.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans		(6.2)	(10.9)	0.3	(19.5)
		32.8	(60.7)	50.3	(108.7)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates		4.5	0.4	63.9	2.6
Change in gains (losses) on defined benefit plans		(1.3)	0.9	(1.3)	0.9
		3.2	1.3	62.6	3.5

Other comprehensive income (loss), net of income taxes		36.0	(59.4)	112.9	(105.2)
Comprehensive income (loss)		402.4	(216.3)	1,264.3	(98.8)

Attributable to:
Shareholders of Fairfax		399.8	(213.7)	1,260.3	(97.4)
Non-controlling interests		2.6	(2.6)	4.0	(1.4)
		402.4	(216.3)	1,264.3	(98.8)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2014 and 2013
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2014	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5
Net earnings for the period	—	—	—	—	1,148.3	—	1,148.3	—	1,148.3	3.1	1,151.4
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	45.2	45.2	—	45.2	1.2	46.4
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	3.6	3.6	—	3.6	—	3.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	0.3	0.3	—	0.3	—	0.3
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	63.9	63.9	—	63.9	—	63.9
Change in gains (losses) on defined benefit plans	—	—	—	—	—	(1.0)	(1.0)	—	(1.0)	(0.3)	(1.3)
Issuance of shares	—	—	7.6	(8.8)	—	—	(1.2)	—	(1.2)	—	(1.2)
Purchases and amortization	—	—	(20.2)	12.7	—	—	(7.5)	—	(7.5)	—	(7.5)
Common share dividends	—	—	—	—	(215.7)	—	(215.7)	—	(215.7)	(6.6)	(222.3)
Preferred share dividends	—	—	—	—	(29.1)	—	(29.1)	—	(29.1)	—	(29.1)
Net changes in capitalization and other	—	—	—	3.2	(2.6)	—	0.6	—	0.6	19.0	19.6
Balance as of June 30, 2014	3,642.8	3.8	(152.6)	57.6	4,452.1	190.4	8,194.1	1,166.4	9,360.5	123.8	9,484.3

Balance as of January 1, 2013	3,243.3	3.8	(121.1)	26.8	4,389.8	112.1	7,654.7	1,166.4	8,821.1	73.4	8,894.5
Net earnings for the period	—	—	—	—	3.8	—	3.8	—	3.8	2.6	6.4
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(171.6)	(171.6)	—	(171.6)	(4.2)	(175.8)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	86.6	86.6	—	86.6	—	86.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(19.5)	(19.5)	—	(19.5)	—	(19.5)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	2.6	2.6	—	2.6	—	2.6
Change in gains (losses) on defined benefit plans	—	—	—	—	—	0.7	0.7	—	0.7	0.2	0.9
Issuance of shares	—	—	0.8	(1.8)	—	—	(1.0)	—	(1.0)	—	(1.0)
Purchases and amortization	—	—	(11.2)	10.2	—	—	(1.0)	—	(1.0)	—	(1.0)
Common share dividends	—	—	—	—	(205.5)	—	(205.5)	—	(205.5)	(6.0)	(211.5)
Preferred share dividends	—	—	—	—	(30.6)	—	(30.6)	—	(30.6)	—	(30.6)
Net changes in capitalization	—	—	—	—	—	—	—	—	—	39.5	39.5
Balance as of June 30, 2013	3,243.3	3.8	(131.5)	35.2	4,157.5	10.9	7,319.2	1,166.4	8,485.6	105.5	8,591.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2014 and 2013
(unaudited - US$ millions)

		Second quarter		First six months
	Notes	2014	2013	2014	2013
Operating activities
Net earnings (loss)		366.4	(156.9)	1,151.4	6.4
Depreciation, amortization and impairment charges		23.1	18.5	45.6	35.4
Net bond discount amortization		(8.5)	(8.5)	(16.0)	(20.2)
Amortization of share-based payment awards		6.0	5.9	12.7	10.2
Share of profit of associates		(0.8)	(27.4)	(43.4)	(46.1)
Deferred income taxes	13	128.3	(128.0)	383.8	(193.1)
Net (gains) losses on investments	5	(409.0)	415.7	(1,415.1)	406.3
Loss on repurchase of long term debt	10	0.1	—	0.1	3.4
Net sales of securities classified as at FVTPL	19	275.5	372.6	55.3	438.1
Changes in operating assets and liabilities		(174.4)	(310.0)	(107.4)	(383.9)
Cash provided by (used in) operating activities		206.7	181.9	67.0	256.5

Investing activities
Sales of investments in associates and joint ventures	6	187.8	240.4	190.6	280.0
Purchases of investments in associates and joint ventures	6	(10.7)	(123.6)	(345.7)	(209.9)
Net purchases of premises and equipment and intangible assets		(13.2)	(14.7)	(27.4)	(23.7)
Net purchases of subsidiaries, net of cash acquired	15	(39.2)	(46.2)	(91.1)	(46.2)
Decrease (increase) in restricted cash in support of acquisitions		11.9	—	(49.9)	—
Cash provided by (used in) investing activities		136.6	55.9	(323.5)	0.2

Financing activities
Subsidiary indebtedness:	10
Issuances		41.6	16.4	70.6	16.5
Repayment		(12.6)	(10.3)	(37.3)	(40.5)
Long term debt:	10
Issuances		—	18.3	—	279.7
Issuance costs		—	(0.1)	—	(1.6)
Repayment		(8.2)	(1.5)	(9.4)	(52.9)
Purchase of subordinate voting shares for treasury		(4.6)	(7.4)	(20.2)	(11.2)
Subsidiary common shares:
Issuances to non-controlling interests		—	34.0	—	34.0
Issuance costs		—	(1.1)	—	(1.1)
Common share dividends		—	—	(215.7)	(205.5)
Preferred share dividends		(14.8)	(15.1)	(29.1)	(30.6)
Dividends paid to non-controlling interests		(6.6)	(6.0)	(6.6)	(6.0)
Cash provided by (used in) financing activities		(5.2)	27.2	(247.7)	(19.2)
Increase (decrease) in cash, cash equivalents and bank overdrafts		338.1	265.0	(504.2)	237.5
Cash, cash equivalents and bank overdrafts – beginning of period		2,862.8	2,743.9	3,758.2	2,815.3
Foreign currency translation		64.9	(71.6)	11.8	(115.5)
Cash, cash equivalents and bank overdrafts – end of period	19	3,265.8	2,937.3	3,265.8	2,937.3

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and six months ended June 30, 2014 and 2013
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three and six months ended June 30, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

These interim consolidated financial statements were approved for issue by the company’s Board of Directors on July 31, 2014.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2013, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2014
IFRIC 21 Levies ("IFRIC 21")
IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. Retrospective adoption of the interpretation on January 1, 2014 did not have a significant impact on the consolidated financial statements.
IAS 32 Financial Instruments: Presentation ("IAS 32")
The IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right to offset a financial asset and a financial liability in its consolidated balance sheet. Retrospective adoption of the amendment on January 1, 2014 did not have a significant impact on the consolidated financial statements.
New accounting pronouncements issued but not yet effective
IFRS 9 Financial Instruments ("IFRS 9")
In July 2014 the IASB published the complete version of IFRS 9 which supersedes the 2010 version of IFRS 9 currently applied by the company. This complete version is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements on the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance. The company is currently evaluating the impact of the complete version of IFRS 9 on its consolidated financial statements.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
In May 2014 the IASB published IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company’s non-insurance entities. The standard is effective for annual periods beginning on or after January 1, 2017, with retrospective application. The company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2013. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	June 30, 2014	December 31, 2013
Holding company:
Cash and cash equivalents (note 19)	78.9	214.4
Short term investments	374.9	185.9
Short term investments pledged for short sale and derivative obligations	107.5	107.8
Bonds	228.3	240.4
Bonds pledged for short sale and derivative obligations	14.8	16.6
Preferred stocks	227.3	223.0
Common stocks	88.3	264.9
Derivatives (note 7)	23.5	43.7
	1,143.5	1,296.7
Short sale and derivative obligations (note 7)	(41.1)	(55.1)
	1,102.4	1,241.6

Portfolio investments:
Cash and cash equivalents (note 19)	3,641.6	3,878.4
Short term investments	3,201.3	3,567.3
Bonds	10,482.8	9,550.5
Preferred stocks	547.1	541.8
Common stocks	4,765.3	3,835.7
Investments in associates (note 6)	1,849.4	1,432.5
Derivatives (note 7)	168.7	193.1
Other invested assets	15.2	31.1
	24,671.4	23,030.4

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	—	11.8
Short term investments	70.8	45.8
Bonds	719.4	745.3
	790.2	802.9
	25,461.6	23,833.3
Short sale and derivative obligations (note 7)	(278.5)	(213.3)
	25,183.1	23,620.0
Common stocks included investments in limited partnerships with a carrying value of $965.0 at June 30, 2014 (December 31, 2013 - $816.4).

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At June 30, 2014 bonds containing call and put features represented approximately $6,682.5 and $58.9 respectively (December 31, 2013 - $5,990.1 and $60.3 respectively) of the total fair value of bonds in the table below.

	June 30, 2014		December 31, 2013
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	730.3	745.0	962.7	998.2
Due after 1 year through 5 years	4,821.5	5,675.9	4,565.7	5,081.4
Due after 5 years through 10 years	371.5	382.4	518.2	527.3
Due after 10 years	4,278.4	4,642.0	4,203.1	3,945.9
	10,201.7	11,445.3	10,249.7	10,552.8

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	June 30, 2014				December 31, 2013
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,720.5	3,720.5	—	—	4,104.6	4,104.6	—	—

Short term investments:
Canadian provincials	330.5	330.5	—	—	405.0	405.0	—	—
U.S. treasury	2,949.2	2,949.2	—	—	3,147.6	3,147.6	—	—
Other government	408.7	408.7	—	—	281.6	281.6	—	—
Corporate and other	66.1	—	66.1	—	72.6	—	72.6	—
	3,754.5	3,688.4	66.1	—	3,906.8	3,834.2	72.6	—
Bonds:
Canadian government	17.1	—	17.1	—	18.3	—	18.3	—
Canadian provincials	189.1	—	189.1	—	164.7	—	164.7	—
U.S. treasury	1,899.5	—	1,899.5	—	1,669.6	—	1,669.6	—
U.S. states and municipalities	6,854.9	—	6,854.9	—	6,227.7	—	6,227.7	—
Other government	893.7	—	893.7	—	1,067.3	—	1,067.3	—
Corporate and other	1,591.0	—	794.4	796.6	1,405.2	—	967.6	437.6
	11,445.3	—	10,648.7	796.6	10,552.8	—	10,115.2	437.6
Preferred stocks:
Canadian	189.5	—	22.3	167.2	242.3	—	78.9	163.4
U.S.	553.7	—	541.8	11.9	490.7	—	471.1	19.6
Other	31.2	—	31.2	—	31.8	—	31.8	—
	774.4	—	595.3	179.1	764.8	—	581.8	183.0
Common stocks:
Canadian	911.0	775.9	110.4	24.7	678.1	643.7	7.2	27.2
U.S.	854.7	435.5	29.0	390.2	814.6	402.1	28.2	384.3
Other	3,087.9	2,000.8	503.5	583.6	2,607.9	1,672.2	370.6	565.1
	4,853.6	3,212.2	642.9	998.5	4,100.6	2,718.0	406.0	976.6

Derivatives and other invested assets(1)	200.2	—	62.3	137.9	244.8	1.7	96.6	146.5

Short sale and derivative obligations	(319.6)	—	(319.6)	—	(268.4)	—	(268.4)	—

Holding company cash and investments and portfolio investments measured at fair value	24,428.9	10,621.1	11,695.7	2,112.1	23,406.0	10,658.5	11,003.8	1,743.7

	100.0%	43.5%	47.9%	8.6%	100.0%	45.5%	47.0%	7.5%

Investments in associates (note 6)(2)	2,285.3	1,192.0	35.4	1,057.9	1,815.0	806.5	35.2	973.3

(1)	Excluded from these totals are certain real estate investments at June 30, 2014 of $7.2 (December 31, 2013 - $23.1) which are carried at cost less any accumulated amortization and impairment.

(2)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

There were no changes to the valuation techniques used compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2013.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the three and six months ended June 30, 2014 and 2013 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the six months ended June 30 follows:

	2014
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and warrants	Total
Balance - January 1	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	118.3	(8.0)	42.5	4.1	(10.1)	(86.6)	60.2
Purchases	244.0	4.1	34.5	9.7	0.1	78.0	370.4
Sales	(3.3)	—	(33.6)	(25.3)	—	—	(62.2)
Balance - June 30	796.6	179.1	736.1	100.7	161.7	137.9	2,112.1

	2013
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives	Total
Balance - January 1	119.1	90.0	314.7	122.1	175.3	115.8	937.0
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	4.4	(3.5)	(3.0)	14.1	(1.2)	(47.9)	(37.1)
Purchases	2.2	3.1	53.5	17.8	5.2	101.6	183.4
Sales	(33.3)	—	(12.8)	(19.0)	—	—	(65.1)
Balance - June 30	92.4	89.6	352.4	135.0	179.3	169.5	1,018.2

Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	Second quarter
	2014				2013
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	29.5		417.7	447.2	62.8		(588.2)	(525.4)
Preferred stocks	(0.1)		69.8	69.7	—		(6.7)	(6.7)
Common stocks	132.0		41.2	173.2	101.6		(43.3)	58.3
	161.4		528.7	690.1	164.4		(638.2)	(473.8)

Derivatives:
Common stock and equity index short positions	(4.4)	(1)	(183.3)	(187.7)	(86.4)	(1)	86.2	(0.2)
Common stock and equity index long positions	21.7	(1)	(24.4)	(2.7)	43.8	(1)	(2.9)	40.9
Credit default swaps	(1.2)		1.2	—	—		(1.8)	(1.8)
Equity warrants and call options	—		—	—	26.8	(3)	(29.1)	(2.3)
CPI-linked contracts	—		(62.7)	(62.7)	—		(16.4)	(16.4)
Other	6.2		(18.0)	(11.8)	18.1		(15.5)	2.6
	22.3		(287.2)	(264.9)	2.3		20.5	22.8

Foreign currency gains (losses) on:
Investing activities	1.3		(83.2)	(81.9)	(13.9)		46.6	32.7
Underwriting activities	14.9		—	14.9	6.4		—	6.4
Foreign currency contracts	(7.6)		22.7	15.1	(2.8)		(0.8)	(3.6)
	8.6		(60.5)	(51.9)	(10.3)		45.8	35.5
Gain on disposition of associates	36.8	(2)	—	36.8	6.2	(3)	—	6.2
Other	(1.2)		0.1	(1.1)	0.7		(7.1)	(6.4)
Net gains (losses) on investments	227.9		181.1	409.0	163.3		(579.0)	(415.7)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)	During the second quarter of 2014 the company sold its holdings in MEGA Brands and a KWF LP and recognized net realized gains of $15.3 and $21.5 respectively.

(3)	On April 16, 2013 the company sold its investments in Imvescor common shares and equity warrants and recognized net realized gains of $6.2 and $7.7 respectively.

	First six months
	2014				2013
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	34.1		954.8	988.9	73.3		(737.4)	(664.1)
Preferred stocks	2.0		60.8	62.8	—		(27.4)	(27.4)
Common stocks	458.5		110.3	568.8	147.0		323.0	470.0
	494.6		1,125.9	1,620.5	220.3		(441.8)	(221.5)

Derivatives:
Common stock and equity index short positions	(173.5)	(1)	(85.7)	(259.2)	(820.9)	(1)	227.9	(593.0)
Common stock and equity index long positions	112.3	(1)	(8.2)	104.1	199.0	(1)	24.5	223.5
Credit default swaps	(8.5)		8.4	(0.1)	(30.3)		30.7	0.4
Equity warrants and call options	66.6		(1.6)	65.0	32.4	(3)	(16.5)	15.9
CPI-linked contracts	—		(84.6)	(84.6)	—		(48.8)	(48.8)
Other	6.2		(41.3)	(35.1)	44.4		(26.7)	17.7
	3.1		(213.0)	(209.9)	(575.4)		191.1	(384.3)

Foreign currency gains (losses) on:
Investing activities	2.6		(56.8)	(54.2)	(6.0)		68.4	62.4
Underwriting activities	11.1		—	11.1	(13.2)		—	(13.2)
Foreign currency contracts	(17.8)		29.8	12.0	(7.5)		33.0	25.5
	(4.1)		(27.0)	(31.1)	(26.7)		101.4	74.7
Gain on disposition of associates	36.8	(2)	—	36.8	130.2	(3)	—	130.2
Other	(1.3)		0.1	(1.2)	0.9		(6.3)	(5.4)
Net gains (losses) on investments	529.1		886.0	1,415.1	(250.7)		(155.6)	(406.3)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)	During the second quarter of 2014 the company sold its holdings in MEGA Brands and a KWF LP and recognized net realized gains of $15.3 and $21.5 respectively.

(3)	On April 16, 2013 the company sold its investments in Imvescor common shares and equity warrants and recognized net realized gains of $6.2 and $7.7 respectively.
On March 28, 2013 and January 18, 2013 the company sold its ownership interests in The Brick and a private company respectively and recognized net realized gains of $111.9 and $12.1 respectively.

6.	Investments in Associates

Investments in associates were comprised as follows:

	June 30, 2014		December 31, 2013
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates	665.5	389.8	641.1	390.6
Non-insurance associates(1)	1,619.8	1,459.6	1,173.9	1,041.9
	2,285.3	1,849.4	1,815.0	1,432.5

(1)
On April 30, 2014 Mattel, Inc. acquired MEGA Brands. The company received net cash proceeds of $101.6 for its holdings in MEGA Brands and recognized a net gain on investment of $15.3 (including amounts previously recorded in accumulated other comprehensive income).

On March 31, 2014 the company, through its subsidiaries, acquired a 40.0% interest in AFGRI Limited ("AgriCo") for cash consideration of $78.5. AgriCo is a leading South African agricultural services and foods group.
During the first quarter of 2014 the company participated in Eurobank Properties' rights offering which increased its ownership from 18.3% at December 31, 2013 to 40.6% at June 30, 2014 (representing an increase in the carrying value of Eurobank Properties of $291.9 at the date of the transaction).
During the first quarter of 2014 Thomas Cook India acquired an initial 35.5% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") through a private placement of newly issued common shares and common share purchases on the open market for cash purchase consideration of $47.5 (2,935.6 million Indian rupees). During the second quarter of 2014 Thomas Cook India increased its ownership interest to 41.9% through the purchase of additional shares for cash consideration of $9.9 (599.0 million Indian rupees) from existing shareholders. Thomas Cook India anticipates acquiring a controlling interest in Sterling Resorts in the latter half of 2014 or early 2015. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	June 30, 2014				December 31, 2013
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	4,676.1	0.1	212.4	—	4,583.0	2.5	123.8
Equity total return swaps – short positions	—	1,907.3	8.8	74.2	—	1,744.4	15.4	84.8
Equity total return swaps – long positions	—	35.3	—	0.4	—	263.5	15.4	7.5
Equity call options	—	—	—	—	—	13.0	1.7	—
Warrants	16.1	155.8	15.9	—	15.6	150.5	15.4	—
Credit derivatives:
Credit default swaps	—	—	—	—	9.2	908.4	0.1	—
Warrants	2.7	90.0	6.5	—	2.7	90.0	0.1	—
CPI-linked derivative contracts	624.3	104,483.1	122.4	—	545.8	82,866.9	131.7	—
Foreign exchange forward contracts	—	—	28.2	24.7	—	—	15.6	42.8
Other derivative contracts	—	—	10.3	7.9	—	—	38.9	9.5
Total			192.2	319.6			236.8	268.4
Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.
Equity contracts
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At June 30, 2014 equity hedges with a notional amount of $6,583.4 (December 31, 2013 - $6,327.4) represented 85.2% (December 31, 2013 - 98.2%) of the company's equity and equity-related holdings of $7,725.0 (December 31, 2013 - $6,442.6). The decrease in the hedge ratio in the second quarter and first six months of 2014 resulted principally from the company's equity and equity-related holdings producing net gains of $348.0 and $981.7 respectively while the company's equity hedges produced net losses of only $187.7 and $259.2 respectively.
During the second quarter and first six months of 2014 the company paid net cash of $4.4 and $173.5 respectively (2013 - paid net cash of $86.4 and $820.9) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).
Refer to note 16 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	June 30, 2014				December 31, 2013
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,192.96	37,424,319	2,477.2	661.92	1,163.64
S&P/TSX 60	13,044,000	206.1	641.12	866.04	13,044,000	206.1	641.12	783.75
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,551.3	—	—	—	1,481.8	—	—

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.
During the second quarter of 2014 the company reduced the notional amount of its long positions in individual equities effected through total return swaps by $348.2. As at June 30, 2014 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $43.5 (December 31, 2013 - $267.8). During the second quarter and first six months of 2014 the company received net cash of $21.7 and $112.3 respectively (received net cash of $43.8 and $199.0 in the second quarter and first six months of 2013 respectively) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).
At June 30, 2014 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $912.5 (December 31, 2013 - $927.3), comprised of collateral of $734.9 (December 31, 2013 - $723.2) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $177.6 (December 31, 2013 - $204.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

	June 30, 2014				December 31, 2013
	Notional amount		Weighted average strike price	Index value at period end	Notional amount		Weighted average strike price	Index value at period end
Underlying CPI Index	Original currency	U.S. dollars			Original currency	U.S. dollars
United States	44,725.0	44,725.0	231.09	238.34	34,375.0	34,375.0	230.43	233.05
United Kingdom	3,300.0	5,642.5	243.82	256.30	3,300.0	5,465.7	243.82	253.40
European Union	36,775.0	50,350.5	111.24	117.57	28,475.0	39,236.9	109.85	117.28
France	2,750.0	3,765.1	124.85	126.22	2,750.0	3,789.3	124.85	125.82
		104,483.1				82,866.9

During the second quarter and first six months of 2014 the company entered into CPI-linked derivative contracts with notional amounts of $6,294.0 and $21,854.2 respectively (2013 - $13,606.2 and $27,027.7) at a cost of $26.7 and $77.5 respectively (2013 - $58.8 and $82.7 respectively). Additional premiums of $18.9 were paid in the first quarter of 2013 to increase the strike price of certain CPI-linked derivative contracts (primarily the U.S. CPI-linked derivatives). The company’s CPI-linked derivative contracts produced unrealized losses of $62.7 and $84.6 in the second quarter and first six months of 2014 respectively (2013 - $16.4 and $48.8 respectively).
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at June 30, 2014 consisted of cash of $30.0 and government securities of $26.8 (December 31, 2013 - $25.3 and $25.1 respectively). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at June 30, 2014. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 16.

8.	Insurance Contract Liabilities

	June 30, 2014			December 31, 2013
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	2,987.2	423.6	2,563.6	2,680.9	408.1	2,272.8
Provision for losses and loss adjustment expenses	18,928.5	4,136.3	14,792.2	19,212.8	4,213.3	14,999.5
Total insurance contract liabilities	21,915.7	4,559.9	17,355.8	21,893.7	4,621.4	17,272.3

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the six months ended June 30 were as follows:

	2014	2013
Provision for losses and loss adjustment expenses – January 1	19,212.8	19,648.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(94.4)	(81.6)
Losses and expenses for claims occurring in the current year	2,313.7	2,410.8
Paid on claims occurring during:
the current year	(387.6)	(367.3)
the prior years	(2,158.5)	(2,272.0)
Acquisitions of subsidiaries	0.4	—
Foreign exchange effect and other	42.1	(369.0)
Provision for losses and loss adjustment expenses – June 30	18,928.5	18,969.7

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	June 30, 2014			December 31, 2013
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	4,195.7	(59.4)	4,136.3	4,276.8	(63.5)	4,213.3
Reinsurers’ share of paid losses	541.3	(164.4)	376.9	518.6	(165.3)	353.3
Provision for unearned premiums	423.6	—	423.6	408.1	—	408.1
	5,160.6	(223.8)	4,936.8	5,203.5	(228.8)	4,974.7
On March 29, 2013 TIG Insurance Company ("TIG Insurance") entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8). The gain of $33.1 on the commutation was recorded in ceded losses on claims in the consolidated statement of earnings.
Included in commissions, net in the consolidated statement of earnings for the second quarter and first six months of 2014 is commission income earned on premiums ceded to reinsurers of $59.3 and $112.3 respectively (2013 - $55.1 and $109.3 respectively).

10.	Subsidiary Indebtedness and Long Term Debt

	June 30, 2014			December 31, 2013
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness - non-insurance companies	63.9	63.9	63.9	25.8	25.8	25.8

Long term debt:
Holding company borrowings	2,485.5	2,478.9	2,806.9	2,498.3	2,491.0	2,659.1
Insurance and reinsurance companies	462.7	459.6	466.3	462.7	459.5	464.3
Non-insurance companies	107.3	107.2	107.2	18.4	18.2	18.2
Total long term debt	3,055.5	3,045.7	3,380.4	2,979.4	2,968.7	3,141.6

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).
During the second quarter of 2014 the company repurchased $7.0 principal amount of trust preferred securities due 2027 for cash consideration of $7.1 and recorded a loss on repurchase of long term debt of $0.1. The loss is reflected in other expenses in the consolidated statement of earnings.
On February 4, 2014 the company assumed $86.1 of long term debt of Keg Restaurants Limited ("The Keg") pursuant to the transaction described in note 15. The long term debt was comprised of a note payable with a principal amount of $51.4 (Cdn$57.0) bearing interest at 7.50% per annum due May 31, 2042 and term loans with a principal amount of $34.7 (Cdn$38.4) bearing interest at a floating rate due July 1, 2016.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2014	2013
Subordinate voting shares – January 1	20,451,232	19,496,641
Purchases for cancellation	(8)	(11)
Net treasury shares acquired	(13,794)	(19,615)
Subordinate voting shares – June 30	20,437,430	19,477,015
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – June 30	21,186,200	20,225,785
Repurchase of shares
During the three and six months ended June 30, 2014 and 2013 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During the six months ended June 30, 2014 the company repurchased 8 shares (2013 - 11 shares) for cancellation from former employees.

Other comprehensive income (loss)
The amounts related to each component of consolidated other comprehensive income (loss) for the three and six months ended June 30 were as follows:

	Second quarter
	2014			2013
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	97.1	(8.1)	89.0	(109.9)	4.6	(105.3)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	(50.0)	—	(50.0)	55.5	—	55.5
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(7.1)	0.9	(6.2)	(13.9)	3.0	(10.9)
	40.0	(7.2)	32.8	(68.3)	7.6	(60.7)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	6.1	(1.6)	4.5	0.6	(0.2)	0.4
Change in gains (losses) on defined benefit plans	(2.2)	0.9	(1.3)	1.5	(0.6)	0.9
	3.9	(0.7)	3.2	2.1	(0.8)	1.3

Other comprehensive income (loss)	43.9	(7.9)	36.0	(66.2)	6.8	(59.4)

	First six months
	2014			2013
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	52.6	(6.2)	46.4	(183.1)	7.3	(175.8)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	3.6	—	3.6	86.6	—	86.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	1.1	(0.8)	0.3	(25.5)	6.0	(19.5)
	57.3	(7.0)	50.3	(122.0)	13.3	(108.7)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	90.2	(26.3)	63.9	3.7	(1.1)	2.6
Change in gains (losses) on defined benefit plans	(2.2)	0.9	(1.3)	1.5	(0.6)	0.9
	88.0	(25.4)	62.6	5.2	(1.7)	3.5

Other comprehensive income (loss)	145.3	(32.4)	112.9	(116.8)	11.6	(105.2)

12.	Earnings per Share
Net earnings per share is calculated in the following table based upon the weighted average common shares outstanding:

	Second quarter		First six months
	2014	2013	2014	2013
Net earnings (loss) attributable to shareholders of Fairfax	363.7	(157.8)	1,148.3	3.8
Preferred share dividends	(14.8)	(15.1)	(29.1)	(30.6)
Net earnings (loss) attributable to common shareholders – basic and diluted	348.9	(172.9)	1,119.2	(26.8)

Weighted average common shares outstanding – basic	21,185,907	20,233,855	21,189,359	20,238,761
Share-based payment awards	423,334	—	398,519	—
Weighted average common shares outstanding – diluted	21,609,241	20,233,855	21,587,878	20,238,761

Net earnings (loss) per common share – basic	$16.47	$(8.55)	$52.82	$(1.32)
Net earnings (loss) per common share – diluted	$16.15	$(8.55)	$51.84	$(1.32)

Share-based payment awards of 322,838 and 303,829 were not included in the calculation of net loss per diluted common share in the three and six months ended June 30, 2013 respectively, as the inclusion of the awards would be anti-dilutive.

13.	Income Taxes
The company’s provision for (recovery of) income taxes for the three and and six months ended June 30 is summarized in the following table:

	Second quarter		First six months
	2014	2013	2014	2013
Current income tax
Current year expense	31.6	6.1	109.5	19.6
Adjustments to prior years’ income taxes	(3.1)	(28.4)	(2.2)	(28.0)
	28.5	(22.3)	107.3	(8.4)
Deferred income tax
Origination and reversal of temporary differences	126.5	(139.9)	381.6	(205.0)
Adjustments to prior years' deferred income taxes	1.7	11.9	1.7	11.8
Other	0.1	—	0.5	0.1
	128.3	(128.0)	383.8	(193.1)

Provision for (recovery of) income taxes	156.8	(150.3)	491.1	(201.5)

A significant portion of the company's earnings (loss) before income taxes is earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and six months ended June 30 are summarized in the following table:

	Second quarter
	2014				2013
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	(25.7)	460.8	88.1	523.2	14.3	(306.0)	(15.5)	(307.2)
Provision for (recovery of) income taxes	0.7	144.9	11.2	156.8	5.4	(154.9)	(0.8)	(150.3)
Net earnings (loss)	(26.4)	315.9	76.9	366.4	8.9	(151.1)	(14.7)	(156.9)

	First six months
	2014				2013
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	93.4	1,283.4	265.7	1,642.5	174.6	(417.3)	47.6	(195.1)
Provision for (recovery of) income taxes	39.9	411.6	39.6	491.1	16.6	(226.7)	8.6	(201.5)
Net earnings (loss)	53.5	871.8	226.1	1,151.4	158.0	(190.6)	39.0	6.4

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The decrease in pre-tax profitability in Canada in the second quarter and first six months of 2014 compared to the second quarter and first six months of 2013 principally reflected lower net investment gains at the holding company (partially offset by an improvement in net investment gains and underwriting results at Northbridge in the first six months of 2014). The increase in pre-tax profitability in the U.S. and Other in the second quarter and first six months of 2014 compared to the second quarter and first six months of 2013 primarily reflected realized and unrealized net investment gains and an improvement in underwriting results.

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate in the consolidated financial statements for the second quarter and first six months ended June 30 are summarized in the following table:

	Second quarter		First six months
	2014	2013	2014	2013
Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%
Provision for (recovery of) income taxes at the Canadian statutory income tax rate	138.7	(81.4)	435.3	(51.7)
Non-taxable investment income	(34.6)	(34.5)	(75.3)	(85.1)
Tax rate differential on income and losses incurred outside Canada	39.9	(21.4)	95.8	(47.1)
Change in unrecorded tax benefit of losses and temporary differences	15.4	(12.6)	18.0	(31.3)
Foreign exchange	(7.7)	12.7	5.4	18.9
Change in tax rate for deferred income taxes	1.2	0.7	0.6	1.4
Provision (recovery) relating to prior years	0.8	(16.5)	1.1	(16.2)
Other including permanent differences	3.1	2.7	10.2	9.6
Provision for (recovery of) income taxes	156.8	(150.3)	491.1	(201.5)
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses incurred outside Canada of $39.9 and $95.8 in the second quarter and first six months of 2014 respectively principally reflected significant pre-tax realized and unrealized net investment gains on investments, combined with improved underwriting results in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate. The tax rate differential on income and losses incurred outside Canada of $21.4 and $47.1 in the second quarter and first six months of 2013 principally related to unrealized net investment losses on bonds and equity hedges in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate.
The change in unrecorded tax benefit of losses and temporary differences of $15.4 and $18.0 in the second quarter and first six months of 2014 respectively was primarily due to unrecognized deferred tax assets in Canada while the corresponding amounts in the second quarter and first six months of 2013 primarily reflected the utilization of previously unrecognized losses. Deferred tax assets are only recognized when the related pre-tax losses meet the applicable recognition criteria under IFRS.

14.	Contingencies and Commitments

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.
The Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the “AMF”), is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with a Quebec transaction. Further details concerning the investigation are, by law, not permitted to be disclosed. Fairfax and these officers are fully cooperating with the investigation and they are not aware of any reasonable basis for any legal proceedings against them. However, if the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures

Subsequent to June 30, 2014
Acquisition of Union Assurance PLC
On July 31, 2014 the company announced that it had entered into an agreement to acquire a 78% interest in the general insurance business of Union Assurance PLC ("Union Assurance"). The transaction is expected to close in the first quarter of 2015 subject to certain closing conditions including regulatory approval. Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance with approximately $41 in gross written premiums in 2013.
Six months ended June 30, 2014
Acquisition of Praktiker Hellas Commercial Societe Anonyme
On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker Hellas Commercial Societe Anonyme ("Praktiker") for cash purchase consideration of $28.6 (€21.0 million). The assets and liabilities and results of operations of Praktiker were consolidated in the Other reporting segment. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.
Acquisition of PT Batavia Mitratama Insurance
On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Insurance - Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.
Acquisition of Motor Transport Underwriters, Inc.
On April 1, 2014 Hudson Insurance Group ("Hudson", a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport") for cash purchase consideration of $12.8. Identifiable assets acquired and liabilities assumed and results of operations of Motor Transport were consolidated in the Reinsurance - OdysseyRe reporting segment. Motor Transport is a leading underwriting, claims and risk management specialist in the long-haul trucking industry.

Acquisition of Keg Restaurants Limited
On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited (“The Keg”) for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

The Keg
Acquisition date	February 4, 2014
Percentage of common shares acquired	51.0%
Assets:
Portfolio investments(1)	126.0
Goodwill and intangible assets	65.5
Other assets	78.9
270.4
Liabilities:
Accounts payable and accrued liabilities	76.7
Deferred income taxes	20.1
Long term debt	86.1
182.9
Non-controlling interests	10.8
Purchase consideration	76.7
270.4

(1)	Included in the carrying value of the acquired portfolio investments of The Keg was $24.8 of subsidiary cash and cash equivalents.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at June 30, 2014 compared to those identified at December 31, 2013, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2013, except as discussed below.

Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at June 30, 2014 compared to December 31, 2013.

Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at June 30, 2014 compared to December 31, 2013.

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	June 30, 2014	December 31, 2013
Total derivative assets(1)	169.8	219.6
Impact of net settlement arrangements	(97.6)	(136.1)
Fair value of collateral deposited for the benefit of the company(2)	(51.2)	(47.4)
Excess collateral pledged by the company in favour of counterparties	16.1	123.1
Initial margin not held in segregated third party custodian accounts	63.8	60.0
Net derivative counterparty exposure after net settlement and collateral arrangements	100.9	219.2

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants and equity call options which are not subject to counterparty risk.

(2)	Net of $5.6 (December 31, 2013 - $3.0) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at June 30, 2014 consisted of cash of $30.0 and government securities of $26.8 (December 31, 2013 - $25.3 and $25.1 respectively). The company had not exercised its right to sell or repledge collateral at June 30, 2014.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at June 30, 2014 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at June 30, 2014 compared to December 31, 2013.
During the second quarter and first six months of 2014 the insurance and reinsurance subsidiaries received net cash of $40.5 and $15.3 respectively (2013 - paid net cash of $126.1 and $666.6 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the second quarter and first six months of 2014 the holding company paid net cash of $23.2 and $76.5 respectively (2013 - received net cash of $83.5 and $44.7 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at June 30, 2014 compared to December 31, 2013.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at June 30, 2014 compared to December 31, 2013 are described below.
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.
At June 30, 2014 equity hedges with a notional amount of $6,583.4 (December 31, 2013 - $6,327.4) represented 85.2% (December 31, 2013 - 98.2%) of the company's equity and equity-related holdings of $7,725.0 (December 31, 2013 - $6,442.6). The decrease in the hedge ratio in the second quarter and first six months of 2014 resulted principally from the company's equity and equity-related holdings producing net gains of $348.0 and $981.7 respectively while the company's equity hedges produced net losses of only $187.7 and $259.2 respectively.
The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at June 30, 2014 and December 31, 2013 and results of operations for the quarters and six months ended June 30, 2014 and 2013:

	June 30, 2014		December 31, 2013		Quarter ended June 30, 2014	Quarter ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,853.6	4,853.6	4,100.6	4,100.6	173.2	58.3	568.8	470.0
Preferred stocks – convertible	553.7	553.7	479.0	479.0	71.0	(2.8)	74.6	(21.2)
Bonds – convertible	731.0	731.0	408.5	408.5	69.7	(29.6)	132.4	(49.3)
Investments in associates(1)	1,535.5	1,400.8	1,173.9	1,041.9	36.8	6.2	36.8	130.2
Derivatives and other invested assets:
Equity total return swaps – long positions	35.3	(0.4)	263.5	7.9	(2.7)	40.9	104.1	223.5
Equity warrants and call options	15.9	15.9	17.1	17.1	—	(2.3)	65.0	15.9
Total equity and equity related holdings	7,725.0	7,554.6	6,442.6	6,055.0	348.0	70.7	981.7	769.1

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,907.3)	(65.4)	(1,744.4)	(69.4)	(56.5)	157.2	(75.7)	236.8
Equity index total return swaps – short positions	(4,676.1)	(212.3)	(4,583.0)	(121.3)	(131.2)	(157.4)	(183.5)	(829.8)
	(6,583.4)	(277.7)	(6,327.4)	(190.7)	(187.7)	(0.2)	(259.2)	(593.0)

Net exposure and financial effects	1,141.6		115.2		160.3	70.5	722.5	176.1

(1)
Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings and the company's investment in Sterling Resorts made in the first six months of 2014 (note 6).

Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at June 30, 2014 compared to December 31, 2013.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at June 30, 2014, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $12,593.9 compared to $11,455.0 at December 31, 2013. The company manages its capital based on the following financial measurements and ratios:

	June 30, 2014	December 31, 2013
Holding company cash and investments (net of short sale and derivative obligations)	1,102.4	1,241.6

Long term debt – holding company borrowings	2,478.9	2,491.0
Long term debt – insurance and reinsurance companies	459.6	459.5
Subsidiary indebtedness - non-insurance companies	63.9	25.8
Long term debt – non-insurance companies	107.2	18.2
Total debt	3,109.6	2,994.5
Net debt	2,007.2	1,752.9

Common shareholders’ equity	8,194.1	7,186.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	123.8	107.4
Total equity	9,484.3	8,460.5

Net debt/total equity	21.2%	20.7%
Net debt/net total capital(1)	17.5%	17.2%
Total debt/total capital(2)	24.7%	26.1%
Interest coverage(3)	17.3x	n/a
Interest and preferred share dividend distribution coverage(4)	12.4x	n/a

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

17.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker as described in note 15. On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of The Keg as described in note 15. The assets and liabilities and results of operations of Praktiker and The Keg were consolidated in the Other reporting segment from their respective acquisition dates. There were no other significant changes to the identifiable assets and liabilities by reporting segment as at June 30, 2014 compared to December 31, 2013.

An analysis of pre-tax income (loss) by reporting segment for the three and six months ended June 30 is presented below:
Quarter ended June 30, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	322.0	593.8	131.9	773.9	110.6	1,932.2	4.0	—	—	—	1,936.2
Intercompany	1.1	—	(0.2)	9.2	17.3	27.4	—	—	—	(27.4)	—
	323.1	593.8	131.7	783.1	127.9	1,959.6	4.0	—	—	(27.4)	1,936.2
Net premiums written	292.4	498.0	69.2	673.8	103.0	1,636.4	9.0	—	—	—	1,645.4
Net premiums earned
External	235.5	501.6	76.5	617.7	80.5	1,511.8	20.4	—	—	—	1,532.2
Intercompany	(1.8)	(3.7)	(7.8)	2.1	13.6	2.4	(2.4)	—	—	—	—
	233.7	497.9	68.7	619.8	94.1	1,514.2	18.0	—	—	—	1,532.2
Underwriting expenses	(222.7)	(476.0)	(64.2)	(549.4)	(91.9)	(1,404.2)	(66.4)	—	—	—	(1,470.6)
Underwriting profit (loss)	11.0	21.9	4.5	70.4	2.2	110.0	(48.4)	—	—	—	61.6
Interest income	5.5	19.8	5.1	47.0	6.4	83.8	20.3	—	(4.9)	—	99.2
Dividends	5.2	2.0	1.5	11.0	0.5	20.2	1.6	1.9	3.9	—	27.6
Investment expenses	(2.9)	(5.2)	(1.3)	(13.3)	(3.1)	(25.8)	(2.0)	—	(0.7)	21.8	(6.7)
Interest and dividends	7.8	16.6	5.3	44.7	3.8	78.2	19.9	1.9	(1.7)	21.8	120.1
Share of profit (loss) of associates	1.2	0.6	4.7	5.8	1.7	14.0	(0.4)	0.7	(13.5)	—	0.8
Other
Revenue	—	—	—	—	—	—	—	345.4	—	—	345.4
Expenses	—	—	—	—	—	—	—	(327.6)	—	—	(327.6)
	—	—	—	—	—	—	—	17.8	—	—	17.8
Operating income (loss)	20.0	39.1	14.5	120.9	7.7	202.2	(28.9)	20.4	(15.2)	21.8	200.3
Net gains (losses) on investments	(0.8)	110.5	7.7	204.5	36.0	357.9	94.3	0.7	(43.9)	—	409.0
Loss on repurchase of long term debt (note 10)	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Interest expense	—	(1.3)	—	(3.1)	(1.1)	(5.5)	(0.2)	(3.3)	(42.0)	—	(51.0)
Corporate overhead	(1.6)	(6.5)	—	(6.9)	(0.2)	(15.2)	—	—	2.0	(21.8)	(35.0)
Pre-tax income (loss)	17.6	141.8	22.2	315.4	42.4	539.4	65.2	17.8	(99.2)	—	523.2
Income taxes											(156.8)
Net earnings											366.4

Attributable to:
Shareholders of Fairfax											363.7
Non-controlling interests											2.7
											366.4

Quarter ended June 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	350.2	537.2	111.6	559.8	146.7	1,705.5	0.1	—	—	—	1,705.6
Intercompany	1.1	(0.1)	0.2	2.6	4.1	7.9	—	—	—	(7.9)	—
	351.3	537.1	111.8	562.4	150.8	1,713.4	0.1	—	—	(7.9)	1,705.6
Net premiums written	304.4	441.2	60.3	501.7	122.4	1,430.0	0.1	—	—	—	1,430.1
Net premiums earned
External	245.0	475.9	66.4	553.4	103.7	1,444.4	1.1	—	—	—	1,445.5
Intercompany	(1.9)	(2.1)	(4.0)	2.8	5.3	0.1	(0.1)	—	—	—	—
	243.1	473.8	62.4	556.2	109.0	1,444.5	1.0	—	—	—	1,445.5
Underwriting expenses	(244.1)	(473.0)	(56.6)	(477.6)	(109.3)	(1,360.6)	(29.7)	—	—	—	(1,390.3)
Underwriting profit (loss)	(1.0)	0.8	5.8	78.6	(0.3)	83.9	(28.7)	—	—	—	55.2
Interest income	6.2	18.0	5.4	40.5	5.3	75.4	19.8	—	(9.1)	—	86.1
Dividends	3.9	4.8	2.3	12.6	2.8	26.4	4.4	—	2.0	—	32.8
Investment expenses	(8.0)	(5.1)	(0.6)	(10.6)	(3.3)	(27.6)	(4.5)	—	(0.8)	26.1	(6.8)
Interest and dividends	2.1	17.7	7.1	42.5	4.8	74.2	19.7	—	(7.9)	26.1	112.1
Share of profit (loss) of associates	1.8	(0.6)	6.8	20.4	1.0	29.4	4.1	0.1	(6.2)	—	27.4
Other
Revenue	—	—	—	—	—	—	—	186.5	—	—	186.5
Expenses	—	—	—	—	—	—	—	(177.2)	—	—	(177.2)
	—	—	—	—	—	—	—	9.3	—	—	9.3
Operating income (loss)	2.9	17.9	19.7	141.5	5.5	187.5	(4.9)	9.4	(14.1)	26.1	204.0
Net gains (losses) on investments	18.5	(135.2)	(15.5)	(207.6)	(32.9)	(372.7)	(123.8)	—	80.8	—	(415.7)
Interest expense	—	(1.2)	—	(6.8)	(1.0)	(9.0)	—	(0.9)	(43.3)	—	(53.2)
Corporate overhead	(3.2)	(13.7)	—	(5.3)	(0.1)	(22.3)	—	—	6.1	(26.1)	(42.3)
Pre-tax income (loss)	18.2	(132.2)	4.2	(78.2)	(28.5)	(216.5)	(128.7)	8.5	29.5	—	(307.2)
Income taxes											150.3
Net loss											(156.9)

Attributable to:
Shareholders of Fairfax											(157.8)
Non-controlling interests											0.9
											(156.9)

Six months ended June 30, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	541.8	1,297.6	302.6	1,419.2	265.4	3,826.6	10.3	—	—	—	3,836.9
Intercompany	1.4	(0.1)	0.3	18.1	24.1	43.8	—	—	—	(43.8)	—
	543.2	1,297.5	302.9	1,437.3	289.5	3,870.4	10.3	—	—	(43.8)	3,836.9
Net premiums written	485.1	1,125.3	172.4	1,246.3	218.8	3,247.9	9.9	—	—	—	3,257.8
Net premiums earned
External	463.1	986.2	158.4	1,136.1	170.0	2,913.8	56.1	—	—	—	2,969.9
Intercompany	(3.4)	(6.5)	(14.3)	6.4	20.9	3.1	(3.1)	—	—	—	—
	459.7	979.7	144.1	1,142.5	190.9	2,916.9	53.0	—	—	—	2,969.9
Underwriting expenses	(448.2)	(941.6)	(134.9)	(996.9)	(186.6)	(2,708.2)	(139.8)	—	—	—	(2,848.0)
Underwriting profit (loss)	11.5	38.1	9.2	145.6	4.3	208.7	(86.8)	—	—	—	121.9
Interest income	9.7	35.5	10.4	84.3	13.8	153.7	38.7	—	(12.0)	—	180.4
Dividends	7.9	3.5	2.3	16.8	2.3	32.8	2.7	3.3	4.3	—	43.1
Investment expenses	(8.4)	(10.0)	(2.1)	(23.8)	(6.2)	(50.5)	(8.5)	—	(1.9)	48.0	(12.9)
Interest and dividends	9.2	29.0	10.6	77.3	9.9	136.0	32.9	3.3	(9.6)	48.0	210.6
Share of profit (loss) of associates	4.2	2.5	14.0	22.6	5.0	48.3	3.7	1.1	(9.7)	—	43.4
Other
Revenue	—	—	—	—	—	—	—	651.0	—	—	651.0
Expenses	—	—	—	—	—	—	—	(624.9)	—	—	(624.9)
	—	—	—	—	—	—	—	26.1	—	—	26.1
Operating income (loss)	24.9	69.6	33.8	245.5	19.2	393.0	(50.2)	30.5	(19.3)	48.0	402.0
Net gains (losses) on investments	137.2	308.7	9.1	582.1	118.2	1,155.3	283.2	(2.1)	(21.3)	—	1,415.1
Loss on repurchase of long term debt (note 10)	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Interest expense	—	(2.4)	—	(6.3)	(2.1)	(10.8)	(0.5)	(6.0)	(83.5)	—	(100.8)
Corporate overhead	(3.1)	(11.7)	—	(12.5)	(0.6)	(27.9)	—	—	2.2	(48.0)	(73.7)
Pre-tax income (loss)	159.0	364.2	42.9	808.8	134.7	1,509.6	232.5	22.4	(122.0)	—	1,642.5
Income taxes											(491.1)
Net earnings											1,151.4

Attributable to:
Shareholders of Fairfax											1,148.3
Non-controlling interests											3.1
											1,151.4

Six months ended June 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	593.3	1,194.7	253.6	1,226.7	328.8	3,597.1	0.3	—	—	—	3,597.4
Intercompany	1.6	0.1	0.1	4.9	(26.2)	(19.5)	—	—	—	19.5	—
	594.9	1,194.8	253.7	1,231.6	302.6	3,577.6	0.3	—	—	19.5	3,597.4
Net premiums written	552.0	1,018.4	136.4	1,105.7	223.3	3,035.8	—	—	—	—	3,035.8
Net premiums earned
External	492.9	945.8	124.9	1,110.4	202.4	2,876.4	31.9	—	—	—	2,908.3
Intercompany	(4.1)	(3.2)	(7.6)	2.3	12.9	0.3	(0.3)	—	—	—	—
	488.8	942.6	117.3	1,112.7	215.3	2,876.7	31.6	—	—	—	2,908.3
Underwriting expenses	(490.9)	(956.4)	(106.6)	(939.0)	(213.9)	(2,706.8)	(76.8)	—	—	—	(2,783.6)
Underwriting profit (loss)	(2.1)	(13.8)	10.7	173.7	1.4	169.9	(45.2)	—	—	—	124.7
Interest income	12.9	36.1	10.4	77.7	11.0	148.1	37.0	—	(16.0)	—	169.1
Dividends	6.3	9.0	3.5	20.8	3.6	43.2	7.2	—	4.7	—	55.1
Investment expenses	(12.0)	(10.2)	(1.3)	(23.3)	(5.8)	(52.6)	(11.4)	—	(2.1)	53.5	(12.6)
Interest and dividends	7.2	34.9	12.6	75.2	8.8	138.7	32.8	—	(13.4)	53.5	211.6
Share of profit (loss) of associates	2.2	(1.0)	13.4	21.6	0.8	37.0	6.7	0.4	2.0	—	46.1
Other
Revenue	—	—	—	—	—	—	—	380.7	—	—	380.7
Expenses	—	—	—	—	—	—	—	(364.9)	—	—	(364.9)
	—	—	—	—	—	—	—	15.8	—	—	15.8
Operating income (loss)	7.3	20.1	36.7	270.5	11.0	345.6	(5.7)	16.2	(11.4)	53.5	398.2
Net gains (losses) on investments	68.1	(176.1)	(21.4)	(347.3)	30.4	(446.3)	(137.1)	—	177.1	—	(406.3)
Loss on repurchase of long term debt(1)	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)
Interest expense	—	(2.4)	—	(13.7)	(2.1)	(18.2)	—	(1.7)	(86.6)	—	(106.5)
Corporate overhead	(4.9)	(18.9)	—	(9.9)	(0.1)	(33.8)	—	—	10.2	(53.5)	(77.1)
Pre-tax income (loss)	70.5	(177.3)	15.3	(100.4)	39.2	(152.7)	(142.8)	14.5	85.9	—	(195.1)
Income taxes											201.5
Net earnings											6.4

Attributable to:
Shareholders of Fairfax											3.8
Non-controlling interests											2.6
											6.4

(1)
Loss on repurchase of long term debt of $3.4 related to the repurchase by Fairfax of its unsecured senior notes due 2017. This amount is included in other expenses in the consolidated statement of earnings.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and six months ended June 30 were comprised as follows:

	Second quarter		First six months
	2014	2013	2014	2013
Losses and loss adjustment expenses	912.5	860.0	1,735.6	1,709.6
Salaries and employee benefit expenses	281.2	244.8	549.5	495.5
Other reporting segment cost of sales	209.9	109.4	413.2	233.3
Audit, legal and tax professional fees	22.1	22.1	50.7	49.3
Premium taxes	23.6	24.1	47.0	48.9
Information technology costs	19.9	20.0	40.4	37.9
Operating lease costs	22.9	16.0	43.2	33.1
Depreciation, amortization and impairment charges	23.1	18.5	45.6	35.4
Loss on repurchase of long term debt	0.1	—	0.1	3.4
Restructuring costs	1.8	8.8	2.2	12.1
Administrative expense and other	76.5	51.3	139.7	95.5
	1,593.6	1,375.0	3,067.2	2,754.0

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	June 30, 2014	December 31, 2013
Holding company cash and investments:
Cash and balances with banks	68.8	157.2
Treasury bills and other eligible bills	10.1	57.2
	78.9	214.4
Subsidiary cash and short term investments:
Cash and balances with banks	1,596.1	1,786.7
Treasury bills and other eligible bills	2,045.5	2,091.7
	3,641.6	3,878.4
Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	—	11.8

Subsidiary indebtedness - bank overdrafts	(9.0)	(6.0)
Cash, cash equivalents and bank overdrafts included in the consolidated balance sheets	3,711.5	4,098.6

Less: Subsidiary cash and cash equivalents - restricted(1)
Cash and balances with banks	189.2	96.7
Treasury bills and other eligible bills	256.5	243.7
	445.7	340.4

Cash, cash equivalents and bank overdrafts included in the consolidated statements of cash flows	3,265.8	3,758.2

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the three and six months ended June 30 were as follows:

	Second quarter		First six months
	2014	2013	2014	2013
(a) Net (purchases) sales of securities classified as at FVTPL
Short term investments	697.9	336.8	149.8	782.6
Bonds	170.4	8.0	70.2	264.2
Preferred stocks	55.2	5.7	56.6	(5.0)
Common stocks	(611.2)	108.4	(4.6)	120.4
Derivatives and short sales	(36.8)	(86.3)	(216.7)	(724.1)
	275.5	372.6	55.3	438.1

(b) Net interest and dividends received
Interest and dividends received	185.7	152.3	300.3	284.7
Interest paid	(72.2)	(76.2)	(97.9)	(98.4)
	113.5	76.1	202.4	186.3

(c) Net income taxes paid	(9.9)	(6.1)	(33.0)	(6.5)

(d) Dividends paid
Common share dividends paid	—	—	(215.7)	(205.5)
Preferred share dividends paid	(14.8)	(15.1)	(29.1)	(30.6)
Dividends paid to non-controlling interests	(6.6)	(6.0)	(6.6)	(6.0)
	(21.4)	(21.1)	(251.4)	(242.1)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of July 31, 2014)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and and six months ended June 30, 2014, and the notes to the MD&A contained in the company's 2013 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(6)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments

Acquisitions and divestitures

Subsequent to June 30, 2014

On July 31, 2014 the company announced that it had entered into an agreement to acquire a 78% interest in the general insurance business of Union Assurance PLC ("Union Assurance"). The transaction is expected to close in the first quarter of 2015 subject to certain closing conditions including regulatory approval. Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance with approximately $41 in gross written premiums in 2013.

Six months ended June 30, 2014

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker Hellas Commercial Societe Anonyme ("Praktiker") for cash purchase consideration of $28.6 (€21.0 million). The assets and liabilities and results of operations of Praktiker were consolidated in the Other reporting segment. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.
On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Insurance - Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.
On April 1, 2014 Hudson Insurance Group ("Hudson", a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport") for cash purchase consideration of $12.8. Identifiable assets acquired and liabilities assumed and results of operations of Motor Transport were consolidated in the Reinsurance - OdysseyRe reporting segment. Motor Transport is a leading underwriting, claims and risk management specialist in the long-haul trucking industry.

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited (“The Keg”) for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

Year ended December 31, 2013

On October 3, 2013 Runoff acquired American Safety Insurance Holdings, Ltd ("American Safety"). The renewal rights to American Safety’s environmental casualty, excess and surplus lines casualty, property and package lines of business and surety lines of business were assumed by Crum & Forster and Hudson, respectively. On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville"). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of these acquisitions.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the three and six months ended June 30, 2014 and 2013 are shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Prime Restaurants (acquired on January 10, 2012 and subsequently sold on October 31, 2013), Thomas Cook India and IKYA (acquired on May 14, 2013).

	Second quarter		First six months
	2014	2013	2014	2013
Net premiums earned
Insurance - Canada (Northbridge)	233.7	243.1	459.7	488.8
- U.S. (Crum & Forster and Zenith National)	497.9	473.8	979.7	942.6
- Asia (Fairfax Asia)	68.7	62.4	144.1	117.3
Reinsurance - OdysseyRe	619.8	556.2	1,142.5	1,112.7
Insurance and Reinsurance - Other	94.1	109.0	190.9	215.3
Runoff	18.0	1.0	53.0	31.6
	1,532.2	1,445.5	2,969.9	2,908.3
Interest and dividends	120.9	139.5	254.0	257.7
Net gains (losses) on investments	409.0	(415.7)	1,415.1	(406.3)
Other revenue	345.4	186.5	651.0	380.7
	2,407.5	1,355.8	5,290.0	3,140.4

Revenue of $2,407.5 in the second quarter of 2014 ($5,290.0 in the first six months of 2014) increased from $1,355.8 in the second quarter of 2013 ($3,140.4 in the first six months of 2013) reflecting a significant increase in net gains on investments (principally comprised of net unrealized gains on bonds and equity and equity-related holdings) and increased other revenue related to the acquisitions of IKYA, The Keg and Praktiker. The increase in net premiums earned by the company’s insurance and reinsurance operations in the second quarter of 2014 principally reflected year-over-year increases at OdysseyRe ($63.6, 11.4%), Crum & Forster ($14.5, 4.7%), Fairfax Asia ($6.3, 10.1%) and Zenith National ($9.6, 5.8%), partially offset by decreases at Northbridge ($9.4, 3.9% including the unfavourable effect of foreign currency translation) and Insurance and Reinsurance – Other ($14.9, 13.7%). The increase in net premiums earned by the company’s insurance and reinsurance operations in the first six months of 2014 principally reflected year-over-year increases at OdysseyRe ($29.8, 2.7%), Crum & Forster ($13.0, 2.1%), Fairfax Asia ($26.8, 22.8%) and Zenith National ($24.1, 7.6%), partially offset by decreases at Northbridge ($29.1, 6.0% including the unfavourable effect of foreign currency translation) and Insurance and Reinsurance – Other ($24.4, 11.3%). The increases in net premiums earned by OdysseyRe in the second quarter and first six months of 2014 primarily reflected a change in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business (described in more detail in the Components of Net Earnings section of this MD&A under the heading Reinsurance - OdysseyRe).

An analysis of consolidated interest and dividend income, share of profit (loss) of associates and net gains (losses) on investments for the three and six months ended June 30, 2014 and 2013 is provided in the Investments section of this MD&A.

The increase in other revenue from $186.5 and $380.7 in the second quarter and first six months of 2013 respectively to $345.4 and $651.0 in the second quarter and first six months of 2014 respectively, principally reflected the consolidation of the revenue of IKYA (acquired on May 14, 2013), The Keg (acquired on February 4, 2014) and Praktiker (acquired on June 5, 2014), partially offset by lower revenue following the disposition of Prime Restaurants (sold on October 31, 2013).

In order to better compare 2014 and 2013, the table which follows presents net premiums written by the company's insurance and reinsurance operations in the three and six months ended June 30, 2014 and 2013 after adjusting for the one-time impact on January 1, 2013 of an intercompany unearned premium portfolio transfer of net premiums written from Group Re to Northbridge (described in the Components of Net Earnings section of this MD&A under the heading Canadian Insurance - Northbridge) and the change in the second quarter of 2014 in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business (described in more detail in the Components of Net Earnings section of this MD&A under the heading Reinsurance - OdysseyRe).

	Second quarter			First six months
	2014	2013	% change year-over-year	2014	2013	% change year-over-year
Insurance - Canada (Northbridge)	292.4	304.4	(3.9)	485.1	512.9	(5.4)
- U.S. (Crum & Forster and Zenith National)	498.0	441.2	12.9	1,125.3	1,018.4	10.5
- Asia (Fairfax Asia)	69.2	60.3	14.8	172.4	136.4	26.4
Reinsurance - OdysseyRe	530.9	501.7	5.8	1,103.4	1,105.7	(0.2)
Insurance and Reinsurance - Other	103.0	122.4	(15.8)	218.8	262.4	(16.6)
Insurance and reinsurance operations	1,493.5	1,430.0	4.4	3,105.0	3,035.8	2.3

Northbridge’s net premiums written decreased by 3.9% and 5.4% in the second quarter and first six months of 2014 respectively. In Canadian dollar terms, Northbridge’s net premiums written increased by 2.7% and 2.1% during those same respective periods primarily reflecting higher net risk retention and increased gross premiums written at Federated Insurance and in the western region at Northbridge Insurance, partially offset by the strategic non-renewal of an unprofitable portfolio at Northbridge Insurance. Net premiums written by U.S. Insurance increased by 12.9% and 10.5% in the second quarter and first six months of 2014 respectively. Crum & Forster's net premiums written increased by 16.7% in the second quarter of 2014 (16.4% in the first six months of 2014) primarily reflecting incremental gross premiums written related to the renewal of the American Safety business and growth in the Fairmont accident and health business combined with higher net risk retention in certain lines of business. Zenith National's net premiums written increased by 5.0% in the second quarter of 2014 (2.4% in the first six months of 2014) primarily reflecting premium rate increases. Net premiums written by Fairfax Asia increased by 14.8% in the second quarter of 2014 (26.4% in the first six months of 2014) primarily as a result of increased writings in the marine hull, commercial automobile and property lines of business. The changes to OdysseyRe’s net premiums written (an increase of 5.8% in the second quarter of 2014 and a decrease of 0.2% in the first six months of 2014 relative to the comparable periods in 2013) primarily reflected growth across most lines of business in the U.S. Insurance division offset by declines in writings of reinsurance business (primarily proportional and excess of loss property lines of business) due to competitive market conditions. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 15.8% in the second quarter of 2014 (16.6% in the first six months of 2014) primarily reflecting the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent, Polish Re and Fairfax Brasil.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three and six months ended June 30, 2014 and 2013. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net losses are each shown separately to present more meaningfully the results of the company's investment management strategies.

	Second quarter		First six months
Combined ratios	2014	2013	2014	2013
Insurance - Canada (Northbridge)	95.3%	100.4%	97.5%	100.4%
- U.S. (Crum & Forster and Zenith National)	95.6%	99.8%	96.1%	101.5%
- Asia (Fairfax Asia)	93.4%	90.7%	93.6%	90.9%
Reinsurance - OdysseyRe	88.6%	85.9%	87.3%	84.4%
Insurance and Reinsurance - Other	97.8%	100.2%	97.7%	99.3%
Consolidated	92.7%	94.2%	92.8%	94.1%

Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	11.0	(1.0)	11.5	(2.1)
- U.S. (Crum & Forster and Zenith National)	21.9	0.8	38.1	(13.8)
- Asia (Fairfax Asia)	4.5	5.8	9.2	10.7
Reinsurance - OdysseyRe	70.4	78.6	145.6	173.7
Insurance and Reinsurance - Other	2.2	(0.3)	4.3	1.4
Underwriting profit	110.0	83.9	208.7	169.9
Interest and dividends - insurance and reinsurance	92.2	103.6	184.3	175.7
Operating income	202.2	187.5	393.0	345.6
Runoff (excluding net gains (losses) on investments)	(28.9)	(4.9)	(50.2)	(5.7)
Other reporting segment	20.4	9.4	30.5	16.2
Interest expense	(51.0)	(53.2)	(100.8)	(106.5)
Corporate overhead and other	(28.5)	(30.3)	(45.1)	(38.4)
Pre-tax income before net gains (losses) on investments	114.2	108.5	227.4	211.2
Net realized gains before equity hedges	328.6	205.9	708.3	371.2
Pre-tax income including net realized gains before equity hedges	442.8	314.4	935.7	582.4
Net change in unrealized gains (losses) before equity hedges	268.1	(621.4)	966.0	(184.5)
Equity hedging net losses	(187.7)	(0.2)	(259.2)	(593.0)
Pre-tax income (loss)	523.2	(307.2)	1,642.5	(195.1)
Income taxes	(156.8)	150.3	(491.1)	201.5
Net earnings (loss)	366.4	(156.9)	1,151.4	6.4

Attributable to:
Shareholders of Fairfax	363.7	(157.8)	1,148.3	3.8
Non-controlling interests	2.7	0.9	3.1	2.6
	366.4	(156.9)	1,151.4	6.4

Net earnings (loss) per share	$16.47	$(8.55)	$52.82	$(1.32)
Net earnings (loss) per diluted share	$16.15	$(8.55)	$51.84	$(1.32)
Cash dividends paid per share	$—	$—	$10.00	$10.00
The company's insurance and reinsurance operations produced underwriting profits of $110.0 and $208.7 (combined ratios of 92.7% and 92.8%) in the second quarter and first six months of 2014 compared to underwriting profits of $83.9 and $169.9 (combined ratios of 94.2% and 94.1%) in the second quarter and first six months of 2013. The increase in underwriting profit in the second quarter and first six months of 2014 compared to the same periods in 2013 primarily reflected lower current period catastrophe losses, partially offset by lower net favourable prior year reserve development. The combined ratio in the second quarter and first six months of 2014 included 3.7 and 3.0 percentage points ($55.9 and $86.4) of current period catastrophe losses compared to 7.7 and 5.0 percentage points ($111.5 and $143.9) in the second quarter and first six months of 2013.

	Second quarter						First six months
	2014			2013			2014			2013
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Windstorm Ela	26.3	1.7		—	—		26.3	0.9		—	—
Alberta floods	—	—		51.9	3.6		—	—		51.9	1.8
Central Europe floods	—	—		32.2	2.2		—	—		32.2	1.1
Other	29.6	2.0		27.4	1.9		60.1	2.1		59.8	2.1
	55.9	3.7	points	111.5	7.7	points	86.4	3.0	points	143.9	5.0	points

(1)	Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the three and six months ended June 30, 2014 and 2013:

	Second quarter		First six months
	2014	2013	2014	2013
Underwriting profit	110.0	83.9	208.7	169.9

Loss & LAE - accident year	66.5%	70.4%	65.0%	67.2%
Commissions	15.7%	16.2%	16.4%	16.4%
Underwriting expense	15.5%	15.0%	15.9%	15.4%
Combined ratio - accident year	97.7%	101.6%	97.3%	99.0%
Net favourable development	(5.0)%	(7.4)%	(4.5)%	(4.9)%
Combined ratio - calendar year	92.7%	94.2%	92.8%	94.1%

Net favourable development of $75.5 (5.0 combined ratio points) and $131.2 (4.5 combined ratio points) in the second quarter and first six months of 2014 respectively and $106.4 (7.4 combined ratio points) and $141.9 (4.9 combined ratio points) in the second quarter and first six months of 2013 respectively was comprised as follows:

	Second quarter		First six months
	2014	2013	2014	2013
Insurance - Canada (Northbridge)	(27.2)	(53.6)	(42.3)	(62.4)
- U.S. (Crum & Forster and Zenith National)	(16.5)	(10.0)	(33.6)	(10.0)
- Asia (Fairfax Asia)	2.1	(2.4)	5.5	(6.0)
Reinsurance - OdysseyRe	(24.8)	(36.1)	(46.8)	(54.0)
Insurance and Reinsurance - Other	(9.1)	(4.3)	(14.0)	(9.5)
Insurance and reinsurance operations	(75.5)	(106.4)	(131.2)	(141.9)

The decrease in the commission expense ratio from 16.2% in the second quarter of 2013 to 15.7% in the second quarter of 2014 reflected increased writings of business carrying relatively lower rates of commission (primarily at Northbridge and Crum & Forster). The commission expense ratio in the first six months of 2014 remained consistent with the first six months of 2013.
The increase in the underwriting expense ratio from 15.0% and 15.4% in the second quarter and first six months of 2013 respectively to 15.5% and 15.9% in the second quarter and first six months of 2014 respectively was primarily due to increased underwriting expenses, partially offset by increased net premiums earned (increased 4.8% and 1.4% in the second quarter and first six months of 2014 respectively). The increase in underwriting expenses of 7.7% and 4.6% in the second quarter and first six months of 2014 respectively primarily reflected increased compensation and legal expenses.
Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $287.3 in the second quarter of 2013 to $301.7 in the second quarter of 2014 (increased from $571.7 in the first six months of 2013 to $601.8 in the first six months of 2014) primarily as a result of increased underwriting expenses of the insurance and reinsurance operations (described above) and higher operating expenses at Runoff (primarily reflecting incremental operating expenses associated with the acquisition of American Safety on October 3, 2013), partially offset by decreased subsidiary holding companies' corporate overhead. Subsidiary holding companies' corporate overhead in the second quarter of 2013 included restructuring costs incurred at Crum & Forster related to a voluntary retirement program that did not recur in 2014.
Other expenses increased from $177.2 and $368.3 in the second quarter and first six months of 2013 to $327.7 and $625.0 in the second quarter and first six months of 2014 respectively primarily as a result of the consolidation of the operating expenses of Praktiker (acquired on June 5, 2014), The Keg (acquired February 4, 2014) and IKYA (acquired on May 14, 2013), partially offset by lower operating expenses following the disposition of Prime Restaurants (sold on October 31, 2013).
The company reported net earnings attributable to shareholders of Fairfax of $363.7 (net earnings of $16.47 per basic share and $16.15 per diluted share) in the second quarter of 2014 compared to a net loss attributable to shareholders of Fairfax of $157.8 (a net loss of $8.55 per basic and diluted share) in the second quarter of 2013. The company reported net earnings attributable to shareholders of Fairfax of $1,148.3 (net earnings of $52.82 per basic share and $51.84 per diluted share) in the first six months of 2014 compared to net earnings attributable to shareholders of Fairfax of $3.8 (a net loss of $1.32 per basic and diluted share) in the first six months of 2013. The year-over-year increase in profitability in the second quarter and first six months of 2014 was primarily due to significant net gains on investments and higher underwriting profitability, partially offset by the increased provision for income taxes.
Common shareholders’ equity increased from $7,186.7 at December 31, 2013 to $8,194.1 at June 30, 2014 primarily reflecting net earnings attributable to shareholders of Fairfax ($1,148.3) and increased accumulated other comprehensive income (an increase of $112.0 in the first six months of 2014 primarily related to the share of gains (losses) on defined benefit plans of associates and foreign currency translation), partially offset by the payment of dividends on the company's common and preferred shares ($244.8). Common shareholders’ equity at June 30, 2014 was $8,194.1 or $386.77 per basic share compared to $7,186.7 or $339.00 per basic share at December 31, 2013, representing an increase per basic share in the first six months of 2014 of 14.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2014, or an increase of 17.1% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the three and six months ended June 30, 2014 and 2013. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended June 30, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Gross premiums written	323.1	593.8	131.7	783.1	127.9	1,959.6	4.0	—	—	(27.4)	1,936.2
Net premiums written	292.4	498.0	69.2	673.8	103.0	1,636.4	9.0	—	—	—	1,645.4
Net premiums earned	233.7	497.9	68.7	619.8	94.1	1,514.2	18.0	—	—	—	1,532.2
Underwriting profit (loss)	11.0	21.9	4.5	70.4	2.2	110.0	(48.4)	—	—	—	61.6
Interest and dividends	9.0	17.2	10.0	50.5	5.5	92.2	19.5	2.6	(15.2)	21.8	120.9
Operating income (loss)	20.0	39.1	14.5	120.9	7.7	202.2	(28.9)	2.6	(15.2)	21.8	182.5
Net gains (losses) on investments	(0.8)	110.5	7.7	204.5	36.0	357.9	94.3	0.7	(43.9)	—	409.0
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Other reporting segment	—	—	—	—	—	—	—	17.8	—	—	17.8
Interest expense	—	(1.3)	—	(3.1)	(1.1)	(5.5)	(0.2)	(3.3)	(42.0)	—	(51.0)
Corporate overhead	(1.6)	(6.5)	—	(6.9)	(0.2)	(15.2)	—	—	2.0	(21.8)	(35.0)
Pre-tax income (loss)	17.6	141.8	22.2	315.4	42.4	539.4	65.2	17.8	(99.2)	—	523.2
Income taxes											(156.8)
Net earnings											366.4

Attributable to:
Shareholders of Fairfax											363.7
Non-controlling interests											2.7
											366.4

Quarter ended June 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Gross premiums written	351.3	537.1	111.8	562.4	150.8	1,713.4	0.1	—	—	(7.9)	1,705.6
Net premiums written	304.4	441.2	60.3	501.7	122.4	1,430.0	0.1	—	—	—	1,430.1
Net premiums earned	243.1	473.8	62.4	556.2	109.0	1,444.5	1.0	—	—	—	1,445.5
Underwriting profit (loss)	(1.0)	0.8	5.8	78.6	(0.3)	83.9	(28.7)	—	—	—	55.2
Interest and dividends	3.9	17.1	13.9	62.9	5.8	103.6	23.8	0.1	(14.1)	26.1	139.5
Operating income (loss)	2.9	17.9	19.7	141.5	5.5	187.5	(4.9)	0.1	(14.1)	26.1	194.7
Net gains (losses) on investments	18.5	(135.2)	(15.5)	(207.6)	(32.9)	(372.7)	(123.8)	—	80.8	—	(415.7)
Other reporting segment	—	—	—	—	—	—	—	9.3	—	—	9.3
Interest expense	—	(1.2)	—	(6.8)	(1.0)	(9.0)	—	(0.9)	(43.3)	—	(53.2)
Corporate overhead	(3.2)	(13.7)	—	(5.3)	(0.1)	(22.3)	—	—	6.1	(26.1)	(42.3)
Pre-tax income (loss)	18.2	(132.2)	4.2	(78.2)	(28.5)	(216.5)	(128.7)	8.5	29.5	—	(307.2)
Income taxes											150.3
Net loss											(156.9)

Attributable to:
Shareholders of Fairfax											(157.8)
Non-controlling interests											0.9
											(156.9)

Six months ended June 30, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Gross premiums written	543.2	1,297.5	302.9	1,437.3	289.5	3,870.4	10.3	—	—	(43.8)	3,836.9
Net premiums written	485.1	1,125.3	172.4	1,246.3	218.8	3,247.9	9.9	—	—	—	3,257.8
Net premiums earned	459.7	979.7	144.1	1,142.5	190.9	2,916.9	53.0	—	—	—	2,969.9
Underwriting profit (loss)	11.5	38.1	9.2	145.6	4.3	208.7	(86.8)	—	—	—	121.9
Interest and dividends	13.4	31.5	24.6	99.9	14.9	184.3	36.6	4.4	(19.3)	48.0	254.0
Operating income (loss)	24.9	69.6	33.8	245.5	19.2	393.0	(50.2)	4.4	(19.3)	48.0	375.9
Net gains (losses) on investments	137.2	308.7	9.1	582.1	118.2	1,155.3	283.2	(2.1)	(21.3)	—	1,415.1
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Other reporting segment	—	—	—	—	—	—	—	26.1	—	—	26.1
Interest expense	—	(2.4)	—	(6.3)	(2.1)	(10.8)	(0.5)	(6.0)	(83.5)	—	(100.8)
Corporate overhead	(3.1)	(11.7)	—	(12.5)	(0.6)	(27.9)	—	—	2.2	(48.0)	(73.7)
Pre-tax income (loss)	159.0	364.2	42.9	808.8	134.7	1,509.6	232.5	22.4	(122.0)	—	1,642.5
Income taxes											(491.1)
Net earnings											1,151.4

Attributable to:
Shareholders of Fairfax											1,148.3
Non-controlling interests											3.1
											1,151.4

Six months ended June 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Gross premiums written	594.9	1,194.8	253.7	1,231.6	302.6	3,577.6	0.3	—	—	19.5	3,597.4
Net premiums written	552.0	1,018.4	136.4	1,105.7	223.3	3,035.8	—	—	—	—	3,035.8
Net premiums earned	488.8	942.6	117.3	1,112.7	215.3	2,876.7	31.6	—	—	—	2,908.3
Underwriting profit (loss)	(2.1)	(13.8)	10.7	173.7	1.4	169.9	(45.2)	—	—	—	124.7
Interest and dividends	9.4	33.9	26.0	96.8	9.6	175.7	39.5	0.4	(11.4)	53.5	257.7
Operating income (loss)	7.3	20.1	36.7	270.5	11.0	345.6	(5.7)	0.4	(11.4)	53.5	382.4
Net gains (losses) on investments	68.1	(176.1)	(21.4)	(347.3)	30.4	(446.3)	(137.1)	—	177.1	—	(406.3)
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)
Other reporting segment	—	—	—	—	—	—	—	15.8	—	—	15.8
Interest expense	—	(2.4)	—	(13.7)	(2.1)	(18.2)	—	(1.7)	(86.6)	—	(106.5)
Corporate overhead	(4.9)	(18.9)	—	(9.9)	(0.1)	(33.8)	—	—	10.2	(53.5)	(77.1)
Pre-tax income (loss)	70.5	(177.3)	15.3	(100.4)	39.2	(152.7)	(142.8)	14.5	85.9	—	(195.1)
Income taxes											201.5
Net earnings											6.4

Attributable to:
Shareholders of Fairfax											3.8
Non-controlling interests											2.6
											6.4

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the three and six months ended June 30, 2014 and 2013.

Canadian Insurance - Northbridge

	Second quarter		First six months
	2014	2013	2014	2013
Underwriting profit (loss)	11.0	(1.0)	11.5	(2.1)

Loss & LAE - accident year	71.9%	85.6%	71.1%	77.4%
Commissions	16.5%	17.0%	16.6%	16.4%
Underwriting expenses	18.5%	19.8%	19.0%	19.4%
Combined ratio - accident year	106.9%	122.4%	106.7%	113.2%
Net favourable development	(11.6)%	(22.0)%	(9.2)%	(12.8)%
Combined ratio - calendar year	95.3%	100.4%	97.5%	100.4%

Gross premiums written	323.1	351.3	543.2	594.9
Net premiums written	292.4	304.4	485.1	552.0
Net premiums earned	233.7	243.1	459.7	488.8
Underwriting profit (loss)	11.0	(1.0)	11.5	(2.1)
Interest and dividends	9.0	3.9	13.4	9.4
Operating income	20.0	2.9	24.9	7.3
Net gains (losses) on investments	(0.8)	18.5	137.2	68.1
Pre-tax income before interest and other	19.2	21.4	162.1	75.4

Northbridge reported underwriting profits of $11.0 and $11.5 and combined ratios of 95.3% and 97.5% in the second quarter and first six months of 2014 respectively compared to underwriting losses of $1.0 and $2.1 and combined ratios of 100.4% and 100.4% in the second quarter and first six months of 2013 respectively. Net favourable prior year reserve development decreased from $53.6 (22.0 combined ratio points) and $62.4 (12.8 combined ratio points) in the second quarter and first six months of 2013 respectively to $27.2 (11.6 combined ratio points) and $42.3 (9.2 combined ratio points) in the second quarter and first six months of 2014 respectively and reflected better than expected emergence across most accident years and lines of business in each of those respective periods. There were no current period catastrophe losses in the second quarter and first six months of 2014. Current period catastrophe losses (inclusive of reinstatement premiums) added 13.9 and 6.9 combined ratio points to the combined ratios in the second quarter and first six months of 2013 respectively, almost entirely related to the Alberta floods ($33.6) which occurred in the second quarter of 2013.

The decrease in Northbridge's commission expense ratio from 17.0% in the second quarter of 2013 to 16.5% in the second quarter of 2014 reflected increased writings of business that carry relatively lower rates of commission. Northbridge's underwriting expense ratio decreased from 19.8% and 19.4% in the second quarter and first six months of 2013 respectively to 18.5% and 19.0% in the second quarter and first six months of 2014 respectively, primarily as a result of lower operating expenses and the 2.5% and 1.6% year-over-year increase in net premiums earned (expressed in Canadian dollars) in the second quarter and first six months of 2014 respectively.

Gross premiums written decreased by 1.6% from Cdn$358.8 in the second quarter of 2013 to Cdn$352.9 in the second quarter of 2014 (decreased by 1.4% from Cdn$604.3 in the first six months of 2013 to Cdn$595.7 in the first six months of 2014) reflecting the strategic non-renewal of an unprofitable portfolio and the timing of gross premiums written as part of a fronting arrangement in the specialty risk segment at Northbridge Insurance, partially offset by a year-over-year increase in gross premiums written at Federated Insurance and in the western region at Northbridge Insurance. Effective January 1, 2013 Northbridge discontinued its 10% participation on a quota share reinsurance contract with Group Re and received $39.1 (Cdn$39.4) of unearned premium which had previously been ceded to Group Re (the "unearned premium portfolio transfer"). In Canadian dollar terms, net premiums written increased by 2.7% in the second quarter of 2014 and increased by 2.1% in the first six months of 2014 (excluding the one-time impact of the unearned premium portfolio transfer) primarily reflecting higher net risk retention in 2014 combined with the same factors which affected gross premiums written in the second quarter and first six months of 2014 (except for the impact of the fronting arrangement in the specialty risk segment where the impact on net premiums written was nominal). In Canadian dollar terms, net premiums earned increased by 2.5% and 1.6% in the second quarter and first six months of 2014 respectively reflecting the growth in net premiums written in 2013.

The year-over-year decrease in net gains on investments (as set out in the table below), partially offset by the improvement in underwriting profitability and higher interest and dividend income produced pre-tax income before interest and other of $19.2 in the second quarter of 2014 compared to pre-tax income before interest and other of $21.4 in the second quarter of 2013. The significant year-over-year increase in net gains on investments (as set out in the table below) and the improvement in underwriting profitability and higher interest and dividend income produced pre-tax income before interest and other of $162.1 in the first six months of 2014 compared to pre-tax income before interest and other of $75.4 in the first six months of 2013.

	Second quarter		First six months
	2014	2013	2014	2013
Equity and equity-related holdings	41.7	15.1	145.5	104.2
Equity hedges	(39.3)	9.3	(53.0)	(49.0)
Bonds	22.0	(23.3)	53.5	(25.2)
Preferred stocks	(1.0)	(1.7)	(1.9)	(2.3)
CPI-linked derivatives	(6.8)	(8.1)	(13.1)	(16.8)
Foreign currency	(23.7)	26.3	2.6	33.7
Gain on disposition of associates	7.2	—	7.2	22.2
Other	(0.9)	0.9	(3.6)	1.3
Net gains (losses) on investments	(0.8)	18.5	137.2	68.1
Northbridge's cash resources, excluding the impact of foreign currency translation, increased by $257.6 in the second quarter of 2014 compared to an increase of $17.8 in the second quarter of 2013 and decreased by $192.8 in the first six months of 2014 compared to an increase of $308.1 in the first six months of 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $33.3 in the second quarter of 2014 compared to cash used in operating activities of $0.5 in the second quarter of 2013 with the year-over-year increase primarily attributable to lower net claims payments. Cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased from $5.6 in the first six months of 2013 to $1.9 in the first six months of 2014 with the year-over-year improvement primarily attributable to higher income tax recoveries.

U.S. Insurance — Crum & Forster and Zenith National (1)

	Second quarter
	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	3.9	18.0	21.9	(6.4)	7.2	0.8

Loss & LAE - accident year	66.6%	64.7%	65.9%	71.2%	67.0%	69.8%
Commissions	12.8%	9.7%	11.7%	13.4%	9.9%	12.1%
Underwriting expenses	19.4%	24.8%	21.3%	17.5%	24.7%	20.0%
Combined ratio - accident year	98.8%	99.2%	98.9%	102.1%	101.6%	101.9%
Net favourable development	—	(9.4)%	(3.3)%	—	(6.0)%	(2.1)%
Combined ratio - calendar year	98.8%	89.8%	95.6%	102.1%	95.6%	99.8%

Gross premiums written	439.6	154.2	593.8	389.8	147.3	537.1
Net premiums written	346.8	151.2	498.0	297.2	144.0	441.2
Net premiums earned	322.0	175.9	497.9	307.5	166.3	473.8
Underwriting profit (loss)	3.9	18.0	21.9	(6.4)	7.2	0.8
Interest and dividends	10.6	6.6	17.2	10.0	7.1	17.1
Operating income	14.5	24.6	39.1	3.6	14.3	17.9
Net gains (losses) on investments	93.2	17.3	110.5	(73.4)	(61.8)	(135.2)
Pre-tax income (loss) before interest and other	107.7	41.9	149.6	(69.8)	(47.5)	(117.3)

	First six months
	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	4.5	33.6	38.1	(5.6)	(8.2)	(13.8)

Loss & LAE - accident year	66.2%	64.8%	65.7%	69.8%	69.5%	69.7%
Commissions	13.5%	9.6%	12.1%	13.2%	9.9%	12.1%
Underwriting expenses	19.6%	25.6%	21.7%	17.9%	26.4%	20.8%
Combined ratio - accident year	99.3%	100.0%	99.5%	100.9%	105.8%	102.6%
Net favourable development	—	(9.8)%	(3.4)%	—	(3.2)%	(1.1)%
Combined ratio - calendar year	99.3%	90.2%	96.1%	100.9%	102.6%	101.5%

Gross premiums written	850.1	447.4	1,297.5	755.7	439.1	1,194.8
Net premiums written	684.5	440.8	1,125.3	588.1	430.3	1,018.4
Net premiums earned	637.6	342.1	979.7	624.6	318.0	942.6
Underwriting profit (loss)	4.5	33.6	38.1	(5.6)	(8.2)	(13.8)
Interest and dividends	19.1	12.4	31.5	20.7	13.2	33.9
Operating income	23.6	46.0	69.6	15.1	5.0	20.1
Net gains (losses) on investments	216.4	92.3	308.7	(95.7)	(80.4)	(176.1)
Pre-tax income (loss) before interest and other	240.0	138.3	378.3	(80.6)	(75.4)	(156.0)

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Crum & Forster
On October 3, 2013 Crum & Forster assumed the renewal rights to American Safety’s environmental casualty, excess and surplus lines casualty, property and package lines of business. On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville"). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of these acquisitions.

Crum & Forster reported underwriting profits of $3.9 and $4.5 and combined ratios of 98.8% and 99.3% in the second quarter and first six months of 2014 respectively compared to underwriting losses of $6.4 and $5.6 and combined ratios of 102.1% and 100.9% in the second quarter and first six months of 2013 respectively. The underwriting results in 2013 included the impact of a single large loss of $8.0 which added 2.6 and 1.3 combined ratio points to the combined ratios in the second quarter and first six months of 2013 respectively. Crum & Forster's combined ratio in the second quarter of 2014 included 1.5 combined ratio points ($4.7) of current period catastrophe losses related to the effects of storms in the U.S. northeast and midwest. Crum & Forster's combined ratio in the first six months of 2014 included 1.9 combined ratio points ($12.2) of current period catastrophe losses which included the effects of severe winter weather in the U.S. northeast during the first quarter of 2014. Catastrophe losses totaled $2.2 in each of the second quarter and first six months of 2013. There was no net prior year reserve development in the second quarters or first six months of 2014 and 2013.

Crum & Forster's underwriting expense ratio (excluding commissions) increased from 17.5% and 17.9% in the second quarter and first six months of 2013 respectively to 19.4% and 19.6% in the second quarter and first six months of 2014 respectively, reflecting the impact of incremental operating expenses related to the acquisition in 2013 of the Hartville pet insurance business. Crum & Forster's commission expense ratio decreased from 13.4% in the second quarter of 2013 to 12.8% in the second quarter of 2014 and increased from 13.2% to 13.5% in the first six months of 2014, primarily due to changes in mix of business and reinsurance structure.

Gross premiums written increased by 12.8% from $389.8 in the second quarter of 2013 to $439.6 in the second quarter of 2014 (increased by 12.5% from $755.7 in the first six months of 2013 to $850.1 in the first six months of 2014) primarily reflecting incremental gross premiums written related to the renewal of the American Safety business of $20.1 in the second quarter of 2014 ($44.4 in the first six months of 2014) principally in the environmental casualty and CoverXSpecialty divisions and growth in the Fairmont accident and health business. The increases in net premiums written (16.7% and 16.4% in the second quarter and first six months of 2014 respectively) were consistent with the growth in gross premiums written and also reflected higher net risk retention in certain lines of business and the corresponding decrease in premiums ceded to reinsurers. The lower net premiums earned in the First Mercury division (the result of reductions in net premiums written in that division in 2013) and the impact of the timing of earned premiums related to the American Safety business resulted in the growth in net premiums earned (increases of 4.7% and 2.1% in the second quarter and first six months of 2014 respectively) lagging the growth in net premiums written.

The significant increase in net gains on investments (as set out in the table below), the improvement in underwriting profitability and relatively stable interest and dividend income, produced pre-tax income before interest and other of $107.7 in the second quarter of 2014 ($240.0 in the first six months of 2014) compared to a pre-tax loss before interest and other of $69.8 in the second quarter of 2013 ($80.6 in the first six months of 2013).
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $28.8 in the second quarter of 2014 compared to an increase of $65.8 in the second quarter of 2013 and decreased by $48.0 in the first six months of 2014 compared to an increase of $32.4 in the first six months of 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $32.7 in the second quarter of 2014 ($59.3 in the first six months of 2014) compared to $1.9 in the second quarter of 2013 ($12.4 in the first six months of 2013) with the year-over-year increase primarily attributable to lower net paid losses and higher net premium collections, partially offset by increased operating expenses.

Zenith National
Zenith National reported underwriting profits of $18.0 and $33.6 and combined ratios of 89.8% and 90.2% in the second quarter and first six months of 2014 respectively compared to an underwriting profit of $7.2 and underwriting loss of $8.2 and combined ratios of 95.6% and 102.6% in the second quarter and first six months of 2013 respectively. Net premiums earned in the second quarter and first six months of 2014 of $175.9 and $342.1 respectively increased from $166.3 and $318.0 in the second quarter and first six months of 2013 respectively, principally reflecting premium rate increases. The improvement in Zenith National’s combined ratios in the second quarter and first six months of 2014 compared to the second quarter and first six months of 2013 reflected: decreases of 2.3 and 4.7 percentage points in the estimated accident year loss and LAE ratio in the second quarter and first six months of 2014 respectively, due to favourable loss development trends for accident year 2013; higher net favourable development of prior years' reserves of 9.4 and 9.8 percentage points in the second quarter and first six months of 2014 respectively, reflecting net favourable emergence related to the 2012 and 2013 accident years; and a decrease in the underwriting expense ratio (excluding commissions) of 0.8 of a percentage point in the first six months of 2014 as a result of a 7.6% year-over-year increase in net premiums earned.
The significant increase in net gains on investments (as set out in the table below), the improvement in underwriting profitability and relatively stable interest and dividend income, produced pre-tax income before interest and other of $41.9 in the second quarter of 2014 ($138.3 in the first six months of 2014) compared to a pre-tax loss before interest and other of $47.5 in the second quarter of 2013 ($75.4 in the first six months of 2013).
At June 30, 2014 Zenith National had unrestricted cash and cash equivalents of $72.0. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $32.8 and $46.9 in the second quarter and first six months of 2013 respectively to $43.8 and $71.2 in the second quarter and first six months of 2014 respectively, primarily as a result of increased net premium collections.
Net gains (losses) on investments in the three and six months ended June 30, 2014 and 2013 for the U.S. Insurance segment were comprised as shown in the following table:

	Second quarter
	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	40.0	2.7	42.7	32.0	(4.5)	27.5
Equity hedges	(16.3)	(8.4)	(24.7)	(11.0)	(11.9)	(22.9)
Bonds	67.8	27.3	95.1	(92.3)	(44.1)	(136.4)
CPI-linked derivatives	(9.7)	(4.6)	(14.3)	(1.1)	(1.2)	(2.3)
Gain on disposition of associates	10.4	—	10.4	—	—	—
Other	1.0	0.3	1.3	(1.0)	(0.1)	(1.1)
Net gains (losses) on investments	93.2	17.3	110.5	(73.4)	(61.8)	(135.2)

	First six months
	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	91.6	51.1	142.7	138.6	36.4	175.0
Equity hedges	(19.8)	(11.9)	(31.7)	(112.7)	(52.8)	(165.5)
Bonds	148.3	58.8	207.1	(114.4)	(56.6)	(171.0)
CPI-linked derivatives	(12.7)	(5.9)	(18.6)	(5.5)	(4.6)	(10.1)
Gain on disposition of associates	10.4	—	10.4	—	—	—
Other	(1.4)	0.2	(1.2)	(1.7)	(2.8)	(4.5)
Net gains (losses) on investments	216.4	92.3	308.7	(95.7)	(80.4)	(176.1)

Asian Insurance - Fairfax Asia

	Second quarter		First six months
	2014	2013	2014	2013
Underwriting profit	4.5	5.8	9.2	10.7

Loss & LAE - accident year	73.1%	79.3%	73.1%	78.5%
Commissions	5.4%	3.9%	6.0%	4.7%
Underwriting expenses	11.9%	11.3%	10.7%	12.8%
Combined ratio - accident year	90.4%	94.5%	89.8%	96.0%
Net adverse (favourable) development	3.0%	(3.8)%	3.8%	(5.1)%
Combined ratio - calendar year	93.4%	90.7%	93.6%	90.9%

Gross premiums written	131.7	111.8	302.9	253.7
Net premiums written	69.2	60.3	172.4	136.4
Net premiums earned	68.7	62.4	144.1	117.3
Underwriting profit	4.5	5.8	9.2	10.7
Interest and dividends	10.0	13.9	24.6	26.0
Operating income	14.5	19.7	33.8	36.7
Net gains (losses) on investments	7.7	(15.5)	9.1	(21.4)
Pre-tax income before interest and other	22.2	4.2	42.9	15.3

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.
Fairfax Asia reported underwriting profits of $4.5 and $9.2 and combined ratios of 93.4% and 93.6% in the second quarter and first six months of 2014 respectively compared to underwriting profits of $5.8 and $10.7 and combined ratios of 90.7% and 90.9% in the second quarter and first six months of 2013 respectively. Each of First Capital, Falcon and Pacific Insurance produced combined ratios as set out in the following table:

	Second quarter		First six months
	2014	2013	2014	2013
First Capital	84.1%	84.2%	85.9%	82.2%
Falcon	98.1%	99.9%	98.3%	101.4%
Pacific Insurance	106.4%	96.7%	103.7%	97.8%

The combined ratios in the second quarter and first six months of 2014 included 3.0 combined ratio points ($2.1) and 3.8 combined ratio points ($5.5), respectively of net adverse prior year reserve development primarily resulting from the mandatory pro-rata participation by Pacific Insurance in the Malaysia motor vehicle insurance pool and net adverse development of marine hull loss reserves, partially offset by net favourable development of workers' compensation loss reserves. The combined ratio in the second quarter of 2013 included 3.8 combined ratio points ($2.4) of net favourable prior year reserve development primarily attributable to workers' compensation, accident and health, marine hull and cargo loss reserves. The combined ratio in the first six months of 2013 included 5.1 combined ratio points ($6.0) of net favourable prior year reserve development primarily attributable to commercial automobile, marine hull, accident and health and workers' compensation loss reserves.

Gross premiums written, net premiums written and net premiums earned increased during the second quarter of 2014 by 17.8%, 14.8% and 10.1% respectively (increased during the first six months of 2014 by 19.4%, 26.4% and 22.8% respectively) primarily as a result of increased writings in the marine hull, commercial automobile and property lines of business.

The combination of increased net gains on investments (as set out in the table below), partially offset by lower interest and dividend income and a modest decrease in underwriting profit, produced pre-tax income before interest and other of $22.2 in the second quarter of 2014 ($42.9 in the first six months of 2014) compared to pre-tax income before interest and other of $4.2 in the second quarter of 2013 ($15.3 in the first six months of 2013).

	Second quarter		First six months
	2014	2013	2014	2013
Equity and equity-related holdings	6.8	(3.9)	7.1	1.5
Equity hedges	—	(4.7)	—	(20.2)
Bonds	2.1	(8.6)	3.3	(7.4)
Preferred stocks	0.4	(0.7)	0.2	(0.8)
Foreign currency	(1.2)	2.4	(1.1)	5.5
Other	(0.4)	—	(0.4)	—
Net gains (losses) on investments	7.7	(15.5)	9.1	(21.4)

Reinsurance - OdysseyRe(1)

	Second quarter		First six months
	2014	2013	2014	2013
Underwriting profit	70.4	78.6	145.6	173.7

Loss & LAE - accident year	63.7%	62.4%	60.6%	59.3%
Commissions	19.2%	20.8%	20.5%	20.5%
Underwriting expenses	9.7%	9.2%	10.3%	9.5%
Combined ratio - accident year	92.6%	92.4%	91.4%	89.3%
Net favourable development	(4.0)%	(6.5)%	(4.1)%	(4.9)%
Combined ratio - calendar year	88.6%	85.9%	87.3%	84.4%

Gross premiums written	783.1	562.4	1,437.3	1,231.6
Net premiums written	673.8	501.7	1,246.3	1,105.7
Net premiums earned	619.8	556.2	1,142.5	1,112.7
Underwriting profit	70.4	78.6	145.6	173.7
Interest and dividends	50.5	62.9	99.9	96.8
Operating income	120.9	141.5	245.5	270.5
Net gains (losses) on investments	204.5	(207.6)	582.1	(347.3)
Pre-tax income (loss) before interest and other	325.4	(66.1)	827.6	(76.8)

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On October 3, 2013 Hudson Insurance Group, a wholly-owned subsidiary of OdysseyRe, assumed the renewal rights to American Safety’s surety lines of business. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of this acquisition.

OdysseyRe reported underwriting profits of $70.4 and $145.6 and combined ratios of 88.6% and 87.3% in the second quarter and first six months of 2014 respectively compared to underwriting profits of $78.6 and $173.7 and combined ratios of 85.9% and 84.4% in the second quarter and first six months of 2013 respectively. The combined ratios in the second quarter and first six months of 2014 included 7.8 and 6.2 combined ratio points ($48.5 and $70.7) respectively of current period catastrophe losses (net of reinstatement premiums) comprised of the effects of Windstorm Ela ($25.0) in the second quarter of 2014 and other attritional catastrophe losses. The combined ratios in the second quarter and first six months of 2013 included 10.2 and 8.0 combined ratio points ($56.6 and $88.9) respectively of current period catastrophe losses (net of reinstatement premiums) comprised of the effects in the second quarter of 2013 of the central Europe floods ($23.3), the Alberta floods ($15.0) and other attritional catastrophe losses.

OdysseyRe's combined ratios in the second quarter and first six months of 2014 included 4.0 combined ratio points ($24.8) and 4.1 combined ratio points ($46.8) respectively of net favourable prior year reserve development (principally related to catastrophe loss reserves in the second quarter of 2014 and non-catastrophe loss reserves in the first six months of 2014) compared to 6.5 combined ratio points ($36.1) and 4.9 combined ratio points ($54.0) in the second quarter and first six months of 2013 respectively (principally related to catastrophe loss reserves). OdysseyRe's underwriting expense ratio increased from 9.2% and 9.5% in the second quarter and first six months of 2013 respectively to 9.7% and 10.3% in the second quarter and first six months of 2014 respectively, primarily due to increased compensation expense.

In 2014 following recent enhancements to its underwriting systems and the accumulation of sufficient internal historical data, OdysseyRe commenced recognizing the majority of the premiums written in respect of its U.S. crop insurance business in the second quarter, whereas in 2013 these premiums were recognized in the third quarter. The effect of this change on the second quarter and first six months of 2014 was to increase each of: gross premiums written ($181.0), net premiums written ($142.9), net premiums earned ($66.7) and underwriting profit ($12.2).
Excluding the impacts described in the preceding paragraph, in the second quarter of 2014, gross premiums written and net premiums written increased by 7.1% and 5.8% respectively and net premiums earned decreased by 0.6% (in the first six months of 2014, gross premiums written increased by 2.0% and net premiums written and net premiums earned decreased by 0.2% and 3.3% respectively). The increases to gross premiums written primarily reflected growth across most lines of business in the U.S. Insurance division (principally related to one liability insurance program and incremental gross premiums written related to the renewal of the American Safety business ($7.9 and $13.2 in the second quarter and first six months of 2014 respectively)), partially offset by declines in writings of reinsurance business (primarily proportional and excess of loss property lines of business due to competitive market conditions). The changes in net premiums written and net premiums earned primarily reflected the declines in writings of reinsurance business (where utilization of reinsurance protection is lower) relative to the increased writings at the U.S. Insurance division (where utilization of reinsurance protection is higher).
The significant increase in net gains on investments (as set out in the table below), partially offset by lower interest and dividend income (primarily reflecting decreased share of profit of associates) and the decrease in underwriting profit, produced pre-tax income before interest and other of $325.4 in the second quarter of 2014 compared to a pre-tax loss before interest and other of $66.1 in the second quarter of 2013. The significant increase in net gains on investments (as set out in the table below) and the modest increase in interest and dividend income (primarily reflecting higher interest income and lower total return swap expense, partially offset by lower dividend income), partially offset by the decrease in underwriting profit produced pre-tax income before interest and other of $827.6 in the first six months of 2014 compared to a pre-tax loss before interest and other of $76.8 in the first six months of 2013.

	Second quarter		First six months
	2014	2013	2014	2013
Equity and equity-related holdings	146.1	39.5	362.9	205.4
Equity hedges	(42.9)	(34.2)	(64.6)	(298.2)
Bonds	151.4	(204.7)	353.7	(254.9)
CPI-linked derivatives	(32.3)	(4.1)	(40.6)	(15.2)
Foreign currency	(20.5)	9.6	(16.2)	21.2
Gain on disposition of associates	11.4	—	11.4	12.2
Other	(8.7)	(13.7)	(24.5)	(17.8)
Net gains (losses) on investments	204.5	(207.6)	582.1	(347.3)
OdysseyRe’s cash resources, excluding the impact of foreign currency translation, increased by $69.6 in the second quarter of 2014 and decreased by $67.6 in the first six months of 2014 compared to increases of $39.3 and $4.5 in the second quarter and first six months of 2013 respectively. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $35.1 in the second quarter of 2013 to $77.3 in the second quarter of 2014 (increased from $110.6 in the first six months of 2013 to $214.7 in the first six months of 2014) primarily as a result of the impact in the second quarter of 2013 of a large portfolio transfer of unearned premium related to a property quota share reinsurance contract, partially offset by higher income taxes paid in 2014.

Insurance and Reinsurance - Other

For the quarters ended June 30, 2014 and 2013

	Second quarter
	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	3.6	0.4	0.4	(2.2)	—	2.2

Loss & LAE - accident year	66.8%	72.1%	70.8%	80.3%	—	71.3%
Commissions	23.8%	16.8%	14.6%	15.3%	—	18.3%
Underwriting expenses	2.6%	27.3%	8.1%	41.0%	—	17.9%
Combined ratio - accident year	93.2%	116.2%	93.5%	136.6%	—	107.5%
Net adverse (favourable) development	(5.5)%	(17.2)%	4.5%	(18.2)%	—	(9.7)%
Combined ratio - calendar year	87.7%	99.0%	98.0%	118.4%	—	97.8%

Gross premiums written	37.9	54.6	15.3	28.4	(8.3)	127.9
Net premiums written	36.9	42.9	11.9	11.3	—	103.0
Net premiums earned	29.0	35.7	17.4	12.0	—	94.1
Underwriting profit (loss)	3.6	0.4	0.4	(2.2)	—	2.2
Interest and dividends	2.7	2.0	1.0	(0.2)	—	5.5
Operating income (loss)	6.3	2.4	1.4	(2.4)	—	7.7
Net gains on investments	8.6	22.3	0.4	4.7	—	36.0
Pre-tax income before interest and other	14.9	24.7	1.8	2.3	—	43.7

	Second quarter
	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	4.2	(0.8)	(3.0)	(0.7)	—	(0.3)

Loss & LAE - accident year	60.6%	67.2%	106.1%	60.1%	—	73.3%
Commissions	20.8%	16.3%	10.2%	15.2%	—	16.0%
Underwriting expenses	3.0%	18.9%	11.8%	32.1%	—	14.9%
Combined ratio - accident year	84.4%	102.4%	128.1%	107.4%	—	104.2%
Net favourable development	(0.3)%	(0.6)%	(15.7)%	(2.0)%	—	(4.0)%
Combined ratio - calendar year	84.1%	101.8%	112.4%	105.4%	—	100.2%

Gross premiums written	26.5	67.3	28.7	36.3	(8.0)	150.8
Net premiums written	24.8	55.0	25.3	17.3	—	122.4
Net premiums earned	26.9	45.2	24.1	12.8	—	109.0
Underwriting profit (loss)	4.2	(0.8)	(3.0)	(0.7)	—	(0.3)
Interest and dividends	3.2	1.6	1.0	—	—	5.8
Operating income (loss)	7.4	0.8	(2.0)	(0.7)	—	5.5
Net gains (losses) on investments	(18.6)	(13.5)	0.3	(1.1)	—	(32.9)
Pre-tax loss before interest and other	(11.2)	(12.7)	(1.7)	(1.8)	—	(27.4)

For the six months ended June 30, 2014 and 2013

	First six months
	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	7.7	0.1	0.5	(4.0)	—	4.3

Loss & LAE - accident year	66.5%	69.7%	72.7%	67.1%	—	68.9%
Commissions	27.0%	19.0%	16.2%	11.9%	—	20.0%
Underwriting expenses	1.9%	24.3%	8.3%	37.3%	—	16.2%
Combined ratio - accident year	95.4%	113.0%	97.2%	116.3%	—	105.1%
Net adverse (favourable) development	(8.3)%	(13.1)%	1.4%	(1.1)%	—	(7.4)%
Combined ratio - calendar year	87.1%	99.9%	98.6%	115.2%	—	97.7%

Gross premiums written	76.8	129.9	33.4	74.2	(24.8)	289.5
Net premiums written	75.9	90.1	26.3	26.5	—	218.8
Net premiums earned	60.3	70.6	33.6	26.4	—	190.9
Underwriting profit (loss)	7.7	0.1	0.5	(4.0)	—	4.3
Interest and dividends	7.0	4.5	1.9	1.5	—	14.9
Operating income (loss)	14.7	4.6	2.4	(2.5)	—	19.2
Net gains (losses) on investments	57.8	58.8	(0.3)	1.9	—	118.2
Pre-tax income (loss) before interest and other	72.5	63.4	2.1	(0.6)	—	137.4

	First six months
	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	8.1	(2.2)	(3.2)	(1.3)	—	1.4

Loss & LAE - accident year	61.3%	67.7%	91.6%	59.9%	—	69.1%
Commissions	25.6%	19.0%	15.9%	15.2%	—	19.9%
Underwriting expenses	3.0%	19.4%	10.5%	32.3%	—	14.7%
Combined ratio - accident year	89.9%	106.1%	118.0%	107.4%	—	103.7%
Net favourable development	(2.9)%	(3.6)%	(9.9)%	(2.6)%	—	(4.4)%
Combined ratio - calendar year	87.0%	102.5%	108.1%	104.8%	—	99.3%

Gross premiums written	32.3	162.5	50.9	81.7	(24.8)	302.6
Net premiums written	30.4	116.9	42.9	33.1	—	223.3
Net premiums earned	61.7	87.8	39.1	26.7	—	215.3
Underwriting profit (loss)	8.1	(2.2)	(3.2)	(1.3)	—	1.4
Interest and dividends	3.5	3.4	1.9	0.8	—	9.6
Operating income (loss)	11.6	1.2	(1.3)	(0.5)	—	11.0
Net gains (losses) on investments	38.7	(6.4)	0.3	(2.2)	—	30.4
Pre-tax income (loss) before interest and other	50.3	(5.2)	(1.0)	(2.7)	—	41.4
Effective January 1, 2013 Group Re discontinued its 10% participation on an intercompany quota share reinsurance contract with Northbridge and returned $39.1 of unearned premium to Northbridge (the "unearned premium portfolio transfer").
The Insurance and Reinsurance – Other segment produced underwriting profits of $2.2 and $4.3 and combined ratios of 97.8% and 97.7% in the second quarter and first six months of 2014 respectively compared to an underwriting loss of $0.3 and an underwriting profit of $1.4 and combined ratios of 100.2% and 99.3% in the second quarter and first six months of 2013 respectively. The underwriting results in the second quarter and first six months of 2014 included net favourable prior year reserve development of 9.7 combined ratio points ($9.1) and 7.4 combined ratio points ($14.0 ) respectively, primarily reflecting net favourable emergence at Advent, Fairfax Brasil and Group Re, partially offset by net adverse development at Polish Re. The underwriting results in the second quarter and first six months of 2013 included net favourable prior year reserve development of 4.0 combined ratio points ($4.3) and 4.4 combined ratio points ($9.5) respectively, across all operating segments.
The underwriting results in the second quarter and first six months of 2014 included 2.8 combined ratio points ($2.7) and 1.8 combined ratio points ($3.4) respectively of current period catastrophe losses, principally comprised of the effect of Windstorm Ela at Advent. The underwriting results in the second quarter and first six months of 2013 included 17.6 combined ratio points ($19.1) and 8.9 combined ratio points ($19.1) respectively of current period catastrophe losses (net of reinstatement premiums), principally comprised of the central Europe floods ($8.9, representing 8.1 and 4.1 combined ratio points in the second quarter and first six months of 2013 respectively) and the Alberta floods ($4.1, representing 3.8 and 1.9 combined ratio points in the second quarter and first six months of 2013 respectively). The expense ratio increased from 14.9% and 14.7% in the second quarter and first six months of 2013 respectively to 17.9% and 16.2% in the second quarter and first six months of 2014 respectively primarily as a result of lower net premiums earned as described in the following paragraph.
Gross premiums written, net premiums written and net premiums earned decreased in the second quarter of 2014 by 15.2%, 15.8% and 13.7% respectively on a year-over-year basis (decreased in the first six months of 2014 by 15.3%, 16.6% and 11.3% respectively on a year-over-year basis excluding the unearned premium portfolio transfer which suppressed gross premiums written and net premiums written by Group Re in the first six months of 2013 by $39.1) primarily reflecting the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent, Polish Re and Fairfax Brasil.
The year-over-year increase in net gains on investments (as set out in the table below) and the modest improvement in underwriting profitability, partially offset by a nominal decrease in interest and dividend income, produced pre-tax income before interest and other of $43.7 in the second quarter of 2014 compared to a pre-tax loss before interest and other of $27.4 in the second quarter of 2013. The year-over-year increase in net gains on investments (as set out in the table below), higher interest and dividend income (primarily reflecting increased share of profit of associates) and the modest improvement in underwriting profitability, produced pre-tax income before interest and other of $137.4 in the first six months of 2014 compared to pre-tax income before interest and other of $41.4 in the first six months of 2013. The gain on disposition of associate of $73.9 as set out in the table below reflected the net gain recognized on the sale of the company's investment in The Brick.

	Second quarter		First six months
	2014	2013	2014	2013
Equity and equity-related holdings	30.2	(12.8)	100.5	15.2
Equity hedges	(5.2)	(10.1)	(7.6)	(42.2)
Bonds	16.5	(9.9)	37.1	(13.9)
Preferred stocks	(0.8)	(1.2)	(10.2)	(2.3)
CPI-linked derivatives	(1.9)	(0.6)	(2.7)	(1.2)
Foreign currency	(5.7)	2.2	(1.8)	1.4
Gain on disposition of associates	2.8	—	2.8	73.9
Other	0.1	(0.5)	0.1	(0.5)
Net gains (losses) on investments	36.0	(32.9)	118.2	30.4

During the first six months of 2013 CRC Re paid a dividend-in-kind to Fairfax of $28.0 comprised of CRC Re's 26.0% ownership interest in Ridley.

Runoff

	Second quarter		First six months
	2014	2013	2014	2013
Gross premiums written	4.0	0.1	10.3	0.3
Net premiums written	9.0	0.1	9.9	—
Net premiums earned	18.0	1.0	53.0	31.6
Losses on claims	(31.4)	(1.8)	(72.5)	(54.5)
Operating expenses	(35.0)	(27.9)	(67.3)	(55.4)
Interest and dividends	19.5	23.8	36.6	39.5
Operating loss	(28.9)	(4.9)	(50.2)	(38.8)
Net gains (losses) on investments	94.3	(123.8)	283.2	(137.1)
Pre-tax income (loss) before the undernoted	65.4	(128.7)	233.0	(175.9)
Gain on significant reinsurance commutation(1)	—	—	—	33.1
Pre-tax income (loss) before interest and other	65.4	(128.7)	233.0	(142.8)

(1)
On March 29, 2013 TIG Insurance entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8) and recognized a gain of $33.1.

Runoff acquired American Safety Insurance Holdings, Ltd ("American Safety") and RiverStone Insurance (formerly known as Brit Insurance Limited) on October 3, 2013 and October 12, 2012 respectively. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of these acquisitions.

Runoff reported an operating loss of $28.9 in the second quarter of 2014 compared to an operating loss of $4.9 in the second quarter of 2013. Net premiums earned principally reflected the impact of the runoff of policies in-force on the acquisition date of American Safety ($17.9 in the second quarter of 2014). Losses on claims of $31.4 in the second quarter of 2014 primarily reflected $15.5 of incurred losses on premiums earned in the second quarter of 2014 at American Safety and $15.0 of net strengthening of prior years' loss reserves at U.S. Runoff (Clearwater Insurance). Operating expenses increased from $27.9 in the second quarter of 2013 to $35.0 in the second quarter of 2014, primarily as a result of incremental operating expenses associated with American Safety. Interest and dividend income decreased from $23.8 in the second quarter of 2013 to $19.5 in the second quarter of 2014 primarily reflecting decreased share of profit of associates.

Runoff reported an operating loss of $50.2 in the first six months of 2014 compared to an operating loss of $38.8 in the first six months of 2013. Net premiums earned principally reflected the impact of the runoff of policies in-force on the acquisition dates of American Safety ($53.4 in the first six months of 2014) and RiverStone Insurance ($29.5 in the first six months of 2013). Losses on claims of $72.5 in the first six months of 2014 primarily reflected $40.9 of incurred losses on premiums earned during the first six months of 2014 at American Safety and $30.0 of net strengthening of prior years' loss reserves at U.S. Runoff (TIG Insurance ($15.0) and Clearwater Insurance ($15.0)). Losses on claims of $54.5 in the first six months of 2013 principally reflected net strengthening of $30.5 of prior years' loss reserves at U.S. Runoff (primarily asbestos and environmental loss reserves at TIG Insurance) and $18.4 of incurred losses on premiums earned in the first six months of 2013 at RiverStone Insurance. Operating expenses increased from $55.4 in the first six months of 2013 to $67.3 in the first six months of 2014, primarily as a result of incremental operating expenses associated with American Safety. Interest and dividend income decreased from $39.5 in the first six months of 2013 to $36.6 in the first six months of 2014 primarily reflecting lower dividends earned on common stocks and the decreased share of profit of associates, partially offset by lower total return swap expense.

The Runoff segment produced pre-tax income before interest and other of $65.4 in the second quarter of 2014 ($233.0 in the first six months of 2014) compared to a pre-tax loss before interest and other of $128.7 in the second quarter of 2013 ($175.9 in the first six months of 2013 excluding a gain of $33.1 on a significant reinsurance commutation) with the increase in profitability year-over-year primarily due to the significant increase in net gains on investments (as set out in the table below), partially offset by the increased operating losses.

	Second quarter		First six months
	2014	2013	2014	2013
Equity and equity-related holdings	32.6	0.3	135.7	90.5
Equity hedges	(18.4)	(7.0)	(27.4)	(115.9)
Bonds	85.8	(115.1)	185.4	(143.8)
CPI-linked derivatives	(6.5)	(1.5)	(8.3)	(3.4)
Foreign currency	(3.5)	(1.0)	(6.5)	24.2
Gain on disposition of associates	4.3	—	4.3	9.8
Other	—	0.5	—	1.5
Net gains (losses) on investments	94.3	(123.8)	283.2	(137.1)

Other

	Second quarter		First six months
	2014	2013	2014	2013
Revenue	345.4	186.5	651.0	380.7
Expenses	(327.6)	(177.2)	(624.9)	(364.9)
Pre-tax income before interest and other	17.8	9.3	26.1	15.8
Interest and dividends	2.6	0.1	4.4	0.4
Net gains (losses) on investments	0.7	—	(2.1)	—
Pre-tax income before interest expense	21.1	9.4	28.4	16.2

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker for cash purchase consideration of $28.6 (€21.0 million). Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.
On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of The Keg for cash purchase consideration of $76.7 (Cdn$85.0). The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

Ridley’s revenue and expenses fluctuate with changes in raw material prices. The increase in Ridley’s revenues from $130.0 in the second quarter of 2013 to $134.7 in the second quarter of 2014 and from $274.6 in the first six months of 2013 to $282.2 in the first six months of 2014 primarily reflected an increase in sales volumes, partially offset by higher material prices on a year-over-year basis. The remaining revenues and expenses included in the Other reporting segment were comprised of the revenues and expenses of William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired February 4, 2014), Prime Restaurants (acquired January 10, 2012 and subsequently sold on October 31, 2013), Thomas Cook India and IKYA (acquired May 14, 2013).

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of consolidated interest and dividend income and net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Consolidated interest expense decreased from $53.2 in the second quarter of 2013 to $51.0 in the second quarter of 2014 and from $106.5 in the first six months of 2013 to $100.8 in the first six months of 2014, reflecting the repayment on November 1, 2013 of $182.9 principal amount of OdysseyRe unsecured senior notes upon maturity, the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt and the repurchase in the first quarter of 2013 of $48.4 principal amount of Fairfax unsecured senior notes due 2017, partially offset by the consolidation of the subsidiary indebtedness and long term debt of American Safety, The Keg and IKYA and higher subsidiary indebtedness and long term debt of Thomas Cook India on a year-over-year basis.

Consolidated interest expense was comprised as follows:

	Second quarter		First six months
	2014	2013	2014	2013
Fairfax	42.0	43.3	83.5	86.6
Crum & Forster	0.4	0.3	0.7	0.7
Zenith National	0.9	0.9	1.7	1.7
OdysseyRe	3.1	6.8	6.3	13.7
Advent	1.1	1.0	2.1	2.1
Runoff	0.2	—	0.5	—
Other	3.3	0.9	6.0	1.7
	51.0	53.2	100.8	106.5

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the investment income earned on holding company cash and investments and loss on repurchase of long term debt, and was comprised as follows:

	Second quarter		First six months
	2014	2013	2014	2013
Fairfax corporate overhead	19.8	20.0	45.8	43.3
Subsidiary holding companies' corporate overhead	15.2	22.3	27.9	33.8
Holding company interest and dividends	15.2	14.1	19.3	11.4
Investment management and administration fees	(21.8)	(26.1)	(48.0)	(53.5)
Loss on repurchase of long term debt	0.1	—	0.1	3.4
	28.5	30.3	45.1	38.4

Subsidiary holding companies' corporate overhead decreased from $22.3 in the second quarter of 2013 to $15.2 in the second quarter of 2014 (decreased from $33.8 in the first six months of 2013 to $27.9 in the first six months of 2014) primarily as a result of restructuring costs incurred at Crum & Forster in the second quarter of 2013 related to a voluntary retirement program.

Total return swap expense ($6.5 and $15.0 in the second quarter and first six months of 2014 respectively and $9.5 and $17.4 in the second quarter and first six months of 2013 respectively) is reported as a component of interest and dividend income. Holding company interest and dividends also included share of loss of associates of $13.5 and $9.7 in the second quarter and first six months of 2014 (share of loss of associates of $6.2 in the second quarter of 2013 and share of profit of associates of $2.0 in the first six months of 2013). Prior to giving effect to the impacts of total return swap expense and share of profit (loss) of associates, interest and dividend income on holding company cash and investments increased from $1.6 and $4.0 in the second quarter and first six months of 2013 respectively to $4.8 and 5.4 in the second quarter and first six months of 2014.

Investment management and administration fees decreased from $26.1 in the second quarter of 2013 to $21.8 in the second quarter of 2014 primarily as a result of lower management fees earned on gains on equity investments. Investment management and administration fees decreased from $53.5 in the first six months of 2013 to $48.0 in the first six months of 2014 primarily as a result of adjustments to the fees in respect of the prior year, partially offset by higher management fees earned on gains on equity investments.

Net gains (losses) on investments attributable to the corporate and other reporting segment was comprised as follows:

	Second quarter		First six months
	2014	2013	2014	2013
Equity and equity-related holdings	10.4	(1.2)	52.6	47.1
Equity hedges	(57.2)	69.4	(74.9)	98.0
Bonds	4.6	2.2	16.4	1.4
Foreign currency	0.3	(2.4)	(9.5)	(5.2)
Gain on disposition of associates	0.7	6.2	0.7	12.1
Other	(2.7)	6.6	(6.6)	23.7
Net gains (losses) on investments	(43.9)	80.8	(21.3)	177.1

Income Taxes

The $156.8 and $491.1 provision for income taxes in the second quarter and first six months of 2014 respectively differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of income earned in jurisdictions where the corporate income tax rate is higher than the company’s Canadian statutory income tax rate and the unrecorded benefit of tax losses, partially offset by non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada).
The $150.3 and $201.5 recovery of income taxes in the second quarter and first six months of 2013 respectively differed from the recovery of income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to loss before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), losses incurred in jurisdictions where the corporate income tax rate is higher than the company’s Canadian statutory income tax rate and the recognition of the benefit of previously unrecorded income tax losses and temporary differences.

Consolidated Balance Sheet Summary

Holding company cash and investments decreased to $1,143.5 ($1,102.4 net of $41.1 of holding company short sale and derivative obligations) at June 30, 2014 from $1,296.7 at December 31, 2013 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first six months of 2014 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $315.1 to $2,332.1 at June 30, 2014 from $2,017.0 at December 31, 2013 primarily as a result of increased premiums receivable reflecting the timing of policy renewals at OdysseyRe (principally related to its U.S. crop business) and Zenith National, partially offset by decreased premiums receivable at Runoff (collection in the first quarter of 2014 of commutation proceeds receivable at December 31, 2013).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $25,461.6 at June 30, 2014 ($25,183.1 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2013 of $23,833.3 ($23,620.0 net of subsidiary short sale and derivative obligations). The increase of $1,563.1 in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at June 30, 2014 compared to December 31, 2013 generally reflected net unrealized appreciation of bonds and common stocks in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $589.6 primarily reflecting cash used to invest in Eurobank Properties, AgriCo and Sterling Resorts (described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2014), partially offset by net cash provided by operating activities.
Bonds (including bonds pledged for short sale derivative obligations) increased by $906.4 primarily reflecting net unrealized appreciation (principally related to bonds issued by U.S. states and municipalities and the U.S. government).
Common stocks increased by $929.6 primarily reflecting net unrealized appreciation and net purchases of common stocks and limited partnerships.
Investments in associates increased by $416.9 primarily reflecting investments in AgriCo and Sterling Resorts and an additional investment in Eurobank Properties, partially offset by the sale of the company's investments in MEGA Brands and a KWF LP.
Derivatives and other invested assets net of short sale and derivative obligations decreased by $105.5 primarily reflecting higher payables to counterparties to the company’s short equity and equity index total return swaps (excluding the impact of collateral requirements).
Recoverable from reinsurers decreased by $37.9 to $4,936.8 at June 30, 2014 from $4,974.7 at December 31, 2013 primarily reflecting the continued progress by Runoff reducing its recoverable from reinsurers balance (through normal cession and collection activity and commutations), partially offset by increased recoverable from reinsurer balances at Fairfax Asia reflecting increased business volumes.
Deferred income taxes decreased by $433.6 to $581.4 at June 30, 2014 from $1,015.0 at December 31, 2013 primarily due to realized and unrealized investment gains in the U.S.

Other assets increased by $73.8 to $1,121.7 at June 30, 2014 from $1,047.9 at December 31, 2013 primarily as a result of the consolidation of The Keg and Praktiker, partially offset by decreased income taxes refundable reflecting operating income earned in the first six months of 2014 (principally at Northbridge) and decreased receivables on securities sold but not yet settled.
Provision for losses and loss adjustment expenses decreased by $284.3 to $18,928.5 at June 30, 2014 from $19,212.8 at December 31, 2013 primarily reflecting the settlements of claim liabilities at Runoff and Northbridge (relating to the Alberta floods), partially offset by higher claim liabilities at Fairfax Asia reflecting increased business volumes.
Non-controlling interests increased by $16.4 to $123.8 at June 30, 2014 from $107.4 at December 31, 2013 principally as a result of the acquisition of The Keg during the first quarter of 2014, partially offset by dividends paid to non-controlling shareholders.

Investments

Interest and Dividends

Consolidated interest and dividend income increased from $112.1 in the second quarter of 2013 to $120.1 in the second quarter of 2014 reflecting lower total return swap expense and a modest increase in investment income earned. Consolidated interest and dividend income decreased from $211.6 in the first six months of 2013 to $210.6 in the first six months of 2014 reflecting lower investment income earned, partially offset by a decrease in total return swap expense. Lower investment income earned in the first six months of 2014 principally reflected lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013. Total return swap expense decreased from $29.6 and $70.0 in the second quarter and first six months of 2013 respectively, to $22.1 and $62.8 in the second quarter and first six months of 2014 respectively, reflecting lower total return swap expense incurred following the termination in 2013 of a portion of the company's Russell 2000 and all of its S&P 500 equity index total return swaps, partially offset by lower total return swap income earned in the second quarter and first six months of 2014 (the company had also terminated a significant portion of its long equity total return swaps in 2013).
The share of profit of associates decreased from $27.4 and $46.1 in the second quarter and first six months of 2013 respectively to $0.8 and $43.4 in the second quarter and first six months of 2014 respectively. The decrease in the second quarter of 2014 primarily reflected lower limited partnership investment income on a year-over-year basis.

Net Gains (Losses) on Investments
Net gains (losses) on investments in the three and six months ended June 30, 2014 and 2013 were comprised as shown in the following table:

	Second quarter
	2014			2013
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	132.0	41.2	173.2	101.6	(43.3)	58.3
Preferred stocks - convertible	—	71.0	71.0	—	(2.8)	(2.8)
Bonds - convertible	33.4	36.3	69.7	(0.1)	(29.5)	(29.6)
Gain on disposition of associate(1)	36.8	—	36.8	6.2	—	6.2
Other equity derivatives(2)(3)	118.0	(120.7)	(2.7)	26.8	11.8	38.6
Equity and equity-related holdings	320.2	27.8	348.0	134.5	(63.8)	70.7
Equity hedges(3)	2.8	(190.5)	(187.7)	(34.5)	34.3	(0.2)
Equity and equity-related holdings after equity hedges	323.0	(162.7)	160.3	100.0	(29.5)	70.5
Bonds	(3.9)	381.4	377.5	62.9	(558.7)	(495.8)
Preferred stocks	(0.1)	(1.2)	(1.3)	—	(3.9)	(3.9)
CPI-linked derivatives	—	(62.7)	(62.7)	—	(16.4)	(16.4)
Other derivatives	5.0	(16.8)	(11.8)	18.1	(17.3)	0.8
Foreign currency	8.6	(60.5)	(51.9)	(10.3)	45.8	35.5
Other	(1.2)	0.1	(1.1)	0.7	(7.1)	(6.4)
Net gains (losses) on investments	331.4	77.6	409.0	171.4	(587.1)	(415.7)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(9.4)	116.5	107.1	46.4	(139.5)	(93.1)
U.S. states and municipalities	3.9	253.8	257.7	2.2	(396.1)	(393.9)
Corporate and other	1.6	11.1	12.7	14.3	(23.1)	(8.8)
	(3.9)	381.4	377.5	62.9	(558.7)	(495.8)

(1)
The gain on disposition of associate of $36.8 in the second quarter of 2014 related to the dispositions of the company's investments in MEGA Brands and a KWF LP. The gain on disposition of associate of $6.2 in the second quarter of 2013 related to the sale of the company's investment in Imvescor.

(2)	Other equity derivatives include long equity total return swaps and equity warrants.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

	First six months
	2014			2013
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	458.5	110.3	568.8	147.0	323.0	470.0
Preferred stocks - convertible	—	74.6	74.6	—	(21.2)	(21.2)
Bonds - convertible	33.4	99.0	132.4	12.8	(62.1)	(49.3)
Gain on disposition of associates(1)	36.8	—	36.8	130.2	—	130.2
Other equity derivatives(2) (3)	184.6	(15.5)	169.1	32.4	207.0	239.4
Equity and equity-related holdings	713.3	268.4	981.7	322.4	446.7	769.1
Equity hedges(3)	13.0	(272.2)	(259.2)	(34.5)	(558.5)	(593.0)
Equity and equity-related holdings after equity hedges	726.3	(3.8)	722.5	287.9	(111.8)	176.1
Bonds	0.7	855.8	856.5	60.5	(675.3)	(614.8)
Preferred stocks	2.0	(13.8)	(11.8)	—	(6.2)	(6.2)
CPI-linked derivatives	—	(84.6)	(84.6)	—	(48.8)	(48.8)
Other derivatives	(2.3)	(32.9)	(35.2)	14.1	4.0	18.1
Foreign currency	(4.1)	(27.0)	(31.1)	(26.7)	101.4	74.7
Other	(1.3)	0.1	(1.2)	0.9	(6.3)	(5.4)
Net gains (losses) on investments	721.3	693.8	1,415.1	336.7	(743.0)	(406.3)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(8.7)	314.9	306.2	35.3	(207.1)	(171.8)
U.S. states and municipalities	5.8	518.2	524.0	14.3	(450.0)	(435.7)
Corporate and other	3.6	22.7	26.3	10.9	(18.2)	(7.3)
	0.7	855.8	856.5	60.5	(675.3)	(614.8)

(1)
The gain on disposition of associates of $36.8 in the first six months of 2014 reflected the dispositions of the company's investments in MEGA Brands and a KWF LP. The gain on disposition of associates of $130.2 in the first six months of 2013 reflected the sales of the company's investments in The Brick ($111.9), a private company ($12.1) and Imvescor ($6.2).

(2)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

Equity and equity-related holdings after equity hedges: The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below.
At June 30, 2014 equity hedges with a notional amount of $6,583.4 (December 31, 2013 - $6,327.4) represented 85.2% (December 31, 2013 - 98.2%) of the company’s equity and equity-related holdings of $7,725.0 (December 31, 2013 - $6,442.6). The decrease in the hedge ratio in the second quarter and first six months of 2014 resulted principally from the company's equity and equity-related holdings producing net gains of $348.0 and $981.7 respectively while the company's equity hedges produced net losses of only $187.7 and $259.2 respectively.
There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company’s full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity price risk. Refer to note 16 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three and six months ended June 30, 2014, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	June 30, 2014				December 31, 2013
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,192.96	37,424,319	2,477.2	661.92	1,163.64
S&P/TSX 60	13,044,000	206.1	641.12	866.04	13,044,000	206.1	641.12	783.75
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,551.3	—	—	—	1,481.8	—	—

(1)    The aggregate notional amounts on the dates that the short positions were first initiated.

Bonds: Net gains on bonds of $377.5 and $856.5 in the second quarter and first six months of 2014 respectively were primarily comprised of net mark-to-market gains principally as a result of the effect of a decrease in interest rates during the second quarter and first six months of 2014 on U.S. treasury bonds ($91.6 and $226.2 in the second quarter and first six months of 2014 respectively), U.S. state bonds ($136.5 and $284.9 in the second quarter and first six months of 2014 respectively) and bonds issued by U.S. municipalities ($119.9 and $232.1 in the second quarter and first six months of 2014 respectively). The company recorded net losses on bonds of $495.8 and $614.8 in the second quarter and first six months of 2013.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At June 30, 2014 these contracts have a remaining weighted average life of 7.6 years (December 31, 2013 - 7.5 years), a notional amount of $104.5 billion (December 31, 2013 - $82.9 billion) and a fair value of $122.4 (December 31, 2013 - $131.7). The company’s CPI-linked derivative contracts produced unrealized losses of $62.7 and $84.6 in the second quarter and first six months of 2014 respectively, compared to unrealized losses of $16.4 and $48.8 in the second quarter and first six months of 2013 respectively. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

During the second quarter and first six months of 2014 the company entered into CPI-linked derivative contracts with notional amounts of $6,294.0 and $21,854.2 respectively (2013 - $13,606.2 and $27,027.7 respectively) at a cost of $26.7 and $77.5 respectively (2013 - $58.8 and $82.7 respectively). Additional premiums of $18.9 were paid in the first quarter of 2013 to increase the strike price of certain CPI-linked derivative contracts (primarily the U.S. CPI-linked derivatives). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and six months ended June 30, 2014 for a discussion of the company’s economic hedge against the potential adverse financial impact of decreasing price levels.

Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at June 30, 2014 compared to those identified at December 31, 2013 and disclosed in the company’s 2013 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2014.

Financial Condition

Capital Resources and Management
The company manages its capital based on the following financial measurements and ratios:

	June 30, 2014	December 31, 2013
Holding company cash and investments (net of short sale and derivative obligations)	1,102.4	1,241.6

Long term debt – holding company borrowings	2,478.9	2,491.0
Long term debt – insurance and reinsurance companies	459.6	459.5
Subsidiary indebtedness - non-insurance companies	63.9	25.8
Long term debt – non-insurance companies	107.2	18.2
Total debt	3,109.6	2,994.5
Net debt	2,007.2	1,752.9

Common shareholders’ equity	8,194.1	7,186.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	123.8	107.4
Total equity	9,484.3	8,460.5

Net debt/total equity	21.2%	20.7%
Net debt/net total capital(1)	17.5%	17.2%
Total debt/total capital(2)	24.7%	26.1%
Interest coverage(3)	17.3x	n/a
Interest and preferred share dividend distribution coverage(4)	12.4x	n/a

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at June 30, 2014 decreased by $12.1 to $2,478.9 from $2,491.0 at December 31, 2013, primarily reflecting the repurchase of $7.0 principal amount of trust preferred securities due 2027.

Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies, subsidiary indebtedness and long term debt of the non-insurance companies) at June 30, 2014 increased by $127.2 to $630.7 from $503.5 at December 31, 2013, primarily reflecting the consolidation of the subsidiary indebtedness and long term debt of The Keg and higher loan balances at Ridley and Thomas Cook India.

Common shareholders' equity at June 30, 2014 increased by $1,007.4 to $8,194.1 from $7,186.7 at December 31, 2013 primarily as a result of net earnings attributable to shareholders of Fairfax ($1,148.3) and increased accumulated other comprehensive income (an increase of $112.0 in the first six months of 2014 primarily related to the share of gains (losses) on defined benefit plans of associates and foreign currency translation), partially offset by the payment of dividends on the company's common and preferred shares ($244.8).
The changes in holding company borrowings, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 17.5% at June 30, 2014 from 17.2% at December 31, 2013 primarily as a result of increases in net debt, partially offset by increases in net total capital. The increase in net debt was due to an increase in total debt (primarily increased debt of non-insurance companies, partially offset by lower holding company borrowings as described above) and a decrease in holding company cash and investments (net of short sale and derivative obligations). The increase in net total capital was due to increased common shareholders' equity and increased net debt. The consolidated total debt/total capital ratio decreased to 24.7% at June 30, 2014 from 26.1% at December 31, 2013 primarily as a result of increased total capital (reflecting increases in common shareholders' equity, total debt and non-controlling interests), partially offset by increased total debt (primarily increased debt of non-insurance companies, partially offset by lower holding company borrowings as described above).

Liquidity
Holding company cash and investments at June 30, 2014 totaled $1,143.5 ($1,102.4 net of $41.1 of holding company short sale and derivative obligations) compared to $1,296.7 at December 31, 2013 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations).
Significant cash and investment movements at the Fairfax holding company level during the first six months of 2014 included the following outflows: the payment of $244.8 of common and preferred share dividends, the payment of $80.0 of interest on long term debt, the payment of $76.5 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the acquisition of Praktiker for $28.6 (€21.0 million) and intra-group repayments and capital transactions. Significant inflows during the first six months of 2014 included the following: the receipt of corporate income tax refunds ($59.3) and the receipt of dividends from OdysseyRe ($100.0). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those securities.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at June 30, 2014 of $1,102.4 (December 31, 2013 - $1,241.6) provide adequate liquidity to meet the holding company’s remaining known obligations in 2014. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2013 in the company’s 2013 Annual Report). The holding company's remaining known significant commitments for 2014 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below).
The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the second quarter and first six months of 2014 the holding company paid net cash of $23.2 and $76.5 respectively (2013 - received net cash of $83.5 and $44.7 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
During the second quarter and first six months of 2014 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $589.6 primarily reflecting cash used to invest in Eurobank Properties, AgriCo and Sterling Resorts (described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2014), partially offset by net cash provided by operating activities. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the second quarter and first six months of 2014 the insurance and reinsurance subsidiaries received net cash of $40.5 and $15.3 respectively (2013 - paid net cash of $126.1 and $666.6 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.
The following table presents major components of cash flow for the six months ended June 30:

	First six months
	2014	2013
Operating activities
Cash provided by (used in) operating activities before the undernoted	11.7	(181.6)
Net sales of securities classified as at FVTPL	55.3	438.1
Investing activities
Net (purchases) sales of investments in associates and joint ventures	(155.1)	70.1
Net purchases of subsidiaries, net of cash acquired	(91.1)	(46.2)
Net purchases of premises and equipment and intangible assets	(27.4)	(23.7)
Increase in restricted cash in support of acquisitions	(49.9)	—
Financing activities
Net (repayment) issuance of subsidiary indebtedness	33.3	(24.0)
Issuance of long term debt	—	278.1
Repurchase of holding company and subsidiary debt and securities	(9.4)	(52.9)
Purchase of subordinate voting shares for treasury	(20.2)	(11.2)
Issuance of subsidiary common shares to non-controlling interests	—	32.9
Common and preferred share dividends paid	(244.8)	(236.1)
Dividends paid to non-controlling interests	(6.6)	(6.0)
Increase (decrease) in cash, cash equivalents and bank overdrafts during the period	(504.2)	237.5

Cash provided by operating activities (excluding net (purchases) sales of securities classified as at FVTPL) was $11.7 in the first six months of 2014 compared to cash used in operating activities of $181.6 in the first six months of 2013 reflecting higher net premiums collected, partially offset by higher net paid losses and income taxes paid. Refer to note 19 (Supplementary Cash Flow Information) in the company’s interim consolidated financial statements for the three and six months ended June 30, 2014 for details of net sales of securities classified as at FVTPL.
Net purchases of investments in associates and joint ventures of $155.1 in the first six months of 2014 primarily reflected investments in AgriCo and Sterling Resorts and an additional investment in Eurobank Properties, partially offset by the sale of the company's investments in MEGA Brands and a KWF LP. Net sales of investments in associates and joint ventures of $70.1 in the first six months of 2013 primarily reflected the sale of the company's investments in The Brick and Imvescor, partially offset by additional investments in MEGA Brands and Resolute and net purchases of certain limited partnerships. Net purchases of subsidiaries, net of cash acquired of $91.1 in the first six months of 2014 primarily related to the acquisition of a 51.0% interest in The Keg and the acquisition of Praktiker. Net purchases of subsidiaries, net of cash acquired of $46.2 in the first six months of 2013 primarily related to the acquisition of a 58.0% economic interest in IKYA. The increase in restricted cash in support of acquisitions of $49.9 in the first six months of 2014 related to the additional investment by Thomas Cook India in Sterling Resorts which is expected to close in the latter half of 2014 or early 2015.
Net repayment (issuance) of subsidiary indebtedness in the first six months of 2014 and 2013 primarily reflected advances and repayments of the subsidiary indebtedness of Ridley and Thomas Cook India in the normal course of business. Issuance of long term debt of $278.1 in the first six months of 2013 reflected net proceeds from the issuance of Cdn$250.0 principal amount of Fairfax 5.84% unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1) and net proceeds received by Thomas Cook India following the issuance of $18.3 (1 billion Indian rupees) principal amount of its debentures due 2018. Repurchase of holding company and subsidiary debt and securities of $9.4 in the first six months of 2014 primarily reflected the repurchase of $7.0 principal amount of holding company trust preferred securities due 2027. Repurchase of holding company and subsidiary debt and securities of $52.9 in the first six months of 2013 primarily reflected the repurchase and redemption of Fairfax unsecured senior notes due 2017. Issuance of subsidiary common shares to non-controlling interests of $32.9 in the first six months of 2013 reflected the private placement of Thomas Cook India common shares with qualified institutional buyers to partially fund the acquisition of IKYA. The company paid preferred share dividends of $29.1 in the first six months of 2014 (2013 - $30.6). The company paid common share dividends of $215.7 in the first six months of 2014 (2013 - $205.5).
Book Value Per Share

Common shareholders’ equity at June 30, 2014 was $8,194.1 or $386.77 per basic share (excluding the unrecorded $435.9 excess of fair value over the carrying value of investments in associates) compared to $7,186.7 or $339.00 per basic share (excluding the unrecorded $382.5 excess of fair value over the carrying value of investments in associates) at December 31, 2013 representing an increase per basic share in the first six months of 2014 of 14.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2014, or an increase of 17.1% adjusted to include that dividend). During the first six months of 2014, the number of basic shares decreased primarily as a result of the repurchase of 13,794 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At June 30, 2014 there were 21,186,200 common shares effectively outstanding.

Contingencies and Commitments

For a full description of these matters, please see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and six months ended June 30, 2014.

Comparative Quarterly Data (unaudited)

	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012(1)	September 30, 2012(1)
Revenue	2,407.5	2,882.5	1,683.7	1,120.8	1,355.8	1,784.6	2,764.2	1,891.6
Net earnings (loss)	366.4	785.0	(1.8)	(569.1)	(156.9)	163.3	406.4	35.7
Net earnings (loss) attributable to shareholders of Fairfax	363.7	784.6	(5.5)	(571.7)	(157.8)	161.6	402.4	33.4
Net earnings (loss) per share	$16.47	$36.35	$(0.98)	$(29.02)	$(8.55)	$7.22	$19.05	$0.85
Net earnings (loss) per diluted share	$16.15	$35.72	$(0.98)	$(29.02)	$(8.55)	$7.12	$18.82	$0.84

(1)
2012 results reflect the retrospective adoption on January 1, 2013 of amendments to IAS 19 Employee Benefits as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2013.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2012, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.